Exhibit 99.1

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
FINANCIAL
($Cdn millions, except per unit and per boe amounts)
Revenue before royalties	512.0	305.6	919.9	613.4
Per unit (1)	2.38	1.46	4.29	2.94
Per boe	88.04	54.48	77.24	53.88
Cash flow from operating activities (2)	273.4	179.4	483.4	351.7
Per unit (1)	1.27	0.86	2.25	1.69
Per boe	47.02	31.98	40.59	30.89
Net income	57.3	184.9	138.6	268.2
Per unit (3)	0.27	0.90	0.65	1.30
Distributions	144.7	124.1	271.5	247.2
Per unit (1)	0.68	0.60	1.28	1.20
Per cent of cash flow from operating activities (2)	53	69	56	70
Net debt outstanding (4)	756.1	653.9	756.1	653.9
OPERATING
Production
Crude oil (bbl/d)	27,541	28,099	28,302	28,806
Natural gas (mmcf/d)	194.7	176.7	199.5	179.8
Natural gas liquids (bbl/d)	3,906	4,088	3,882	4,124
Total (boe/d)	63,896	61,637	65,436	62,899
Average prices
Crude oil ($/bbl)	118.32	65.21	103.63	62.96
Natural gas ($/mcf)	10.41	7.38	9.07	7.57
Natural gas liquids ($/bbl)	82.29	52.76	75.46	50.39
Oil equivalent ($/boe)	87.73	54.37	76.95	53.77
Operating netback ($/boe)
Commodity and other revenue (before hedging) (5)	88.04	54.48	77.24	53.88
Transportation costs	(0.79)	(0.72)	(0.76)	(0.77)
Royalties	(15.79)	(9.43)	(13.77)	(9.54)
Operating costs	(10.71)	(9.63)	(10.11)	(9.30)
Netback (before hedging)	60.75	34.70	52.60	34.27

TRUST UNITS
(millions)
Units outstanding, end of period (6)	215.8	210.2	215.8	210.2
Weighted average units (7)	215.2	209.5	214.5	208.7

TRUST UNIT TRADING STATISTICS
($Cdn, except volumes) based on intra-day trading
High	33.95	23.86	33.95	23.86
Low	25.19	20.78	20.00	20.05
Close	33.95	21.74	33.95	21.74
Average daily volume (thousands)	659	599	764	629

(1)

Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)

Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow, as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Cash Flow for the second quarter of 2008 would be $257.5 million ($1.20 per unit) and $484.9 million ($2.26 per unit) year-to-date. Distributions as a percentage of Cash Flow would be 56 per cent for the second quarter of 2008 (56 per cent year-to-date). Second quarter Cash Flow was lower than cash flow from operating activities primarily due to the provision for non-recoverable accounts receivable of $18 million. Please refer to the non-GAAP measures section in the MD&A for further details.

(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.
(5)	Includes other revenue.
(6)	Includes 1.1 million exchangeable shares exchangeable into 2.36758 trust units each for an aggregate 2.7 million trust units.
(7)	Includes trust units issuable for outstanding exchangeable shares at period end.

MESSAGE TO UNITHOLDERS

ARC Energy Trust’s (“ARC” or “the Trust”) record second quarter 2008 results are evidence of the continued rise in commodity prices and strong operational performance during the quarter. The WTI oil price reached an all-time high of $143.67 per barrel and natural gas prices reached their highest levels in 30 months with a high price of just over $12.00 per mcf.  ARC is pleased that our unitholders can participate in the increases to our revenue and our record cash flow through two distribution increases announced in the second quarter. On May 7, 2008, ARC confirmed its $0.20 per unit distribution and also announced a $0.04 per unit top-up beginning with the June 15th payment. On June 26, ARC announced an additional top-up of $0.04 per unit bringing the current distribution to $0.28 per unit effective the August 15th payment. These distribution top-ups will be reviewed on an ongoing basis in the context of commodity prices and other factors and are subject to change.

Commodity prices retreated sharply in July; however, they are still high with the WTI oil price above US$120. Concerns about the U.S. economy and fears of a recession along with some easing of tensions between the U.S. and Iran were factors in oil prices retreating to below $130 per barrel. However, it is clear that commodity prices continue to be very volatile. ARC cannot control volatility in the market; instead, we continue to focus on our business and strive to execute our long-term strategies to deliver superior, long-term returns to our unitholders.

In addition to increases in our distributions, ARC has also increased its capital program to $550 million. ARC has amassed a sizeable land position in the Montney gas play in the Dawson area in northeast British Columbia. Currently, ARC owns approximately 141 gross (120 net) sections of undeveloped land in the heart of this emerging resource play. ARC will be dedicating a large portion of the increase in the capital program to developing and exploiting the opportunities on the Montney lands. ARC completed a four well drilling program in the main Dawson field, with three wells having been completed and tested at rates between seven and 14 mmcf per day. The remaining well is scheduled to be completed and brought on production during the third or fourth quarter of 2008. ARC will also be allocating capital towards the engineering design of a new ARC operated gas plant proposed for the Dawson area. Once the gas plant is fully onstream in 2011, ARC expects its average daily production to increase to approximately 70,000 boe per day with the uplift in production targeted primarily from the Dawson area. This is a significant achievement.  For the first time in our 12 year history we are able to define a low risk production growth target to be achieved solely through internal development opportunities.

With the price of land in the Dawson region reaching new record highs with each land sale, it is clear that we are fortunate to have established a significant presence in the play early. We are proud to say that ARC was one of the first companies to exploit the gas resources in this area with the help of new and innovative completion technology.

Despite extensive maintenance work in our Redwater field that shut-in 4,000 boe per day for eight days and other scheduled plant maintenance that limited production in other areas, ARC still averaged 63,896 boe per day in the second quarter, a four per cent increase over the second quarter in 2007. We are now forecasting 2008 average production to be between 64,000 and 65,000 boe per day, which is an increase to our previous guidance at the start of the year of 63,000 boe per day.

As most of our investors know, ARC participates in several projects that involve CO2 injection. We are working interest partners in the Midale and Weyburn projects in Saskatchewan and we are also partnering with the Alberta Research Council and other large companies on several research and development projects such as the Heartland Area Redwater Project (HARP). This project will examine the potential of storing large quantities of CO2 in the water-bearing portion of the Redwater reef. We are also participating in the Wabamun Area Sequestration Project (WASP) led by top researchers from the University of Calgary. The objective of WASP is to assess the geological and technical requirements, economic feasibility and technical and regulatory issues related to the potential to safely store up to 1,000 megatonnes of CO2. Participating in such projects is a benefit and source of knowledge for ARC that can be transferred to our own CO2 enhanced oil recovery (EOR) projects.

During the second quarter, we effectively completed construction of our Redwater CO2 EOR pilot facility and are pleased to announce that subsequent to quarter end, ARC has received approval from the regulators to begin injecting CO2 into its Redwater pilot. Commissioning of the plant began in the last week of July with first injection of CO2 expected by the first week of August. We anticipate that the pilot will operate for at least 12 to 18 months before we can make any judgments regarding the economic viability of a field-wide EOR project. This is a positive development for ARC as CO2 injection may provide incremental reserves and production from our existing assets.

Recently, the Federal Government announced the guidelines for trusts converting to a corporate structure. At this point, ARC has not committed to any specific structure; however, if everything remains the same, we would most likely consider converting to a high-dividend paying corporate structure. The guidelines announced by the government would facilitate such a conversion with no negative tax consequences for our unitholders. We will continue to examine what makes most sense and what will provide our unitholders with the most favorable outcome. Regardless of the form we take, we continue to focus on executing our business plan and developing and exploiting our assets and opportunities for the long-term benefit of our investors. We are excited about our opportunities in the Montney play and the start-up of our pilot project in Redwater. These are exciting times for ARC as we believe we have only just begun to unlock the enormous potential that we see in our assets

John P. Dielwart
President and Chief Executive Officer
July 31, 2008

ACCOMPLISHMENTS / FINANCIAL UPDATE

•                  On June 26, 2008, the Board of Directors re-affirmed our base distribution of $0.20 per unit and approved an increase in the top-up distribution from $0.04 per unit to $0.08 per unit per month. Including our base distribution of $0.20, this increases the total monthly distribution to $0.28 per unit. This distribution payment will be effective beginning with the August 15, 2008 payment. The “top-up” distribution will be reviewed on a quarterly basis but is expected to stay in place as long as commodity prices maintain their current strength.

•                  ARC also announced on June 26, 2008 that the Board of Directors approved an increase in the 2008 capital budget to $550 million. A substantial portion of the 2008 budget is targeted at developing ARC’s extensive land position in the Montney play in northeast British Columbia and the engineering design of a new ARC operated gas plant proposed for the Dawson area.

•                  Production for the quarter of 63,896 boe per day was up 2,259 boe per day (four per cent) over the second quarter of 2007 with the growth in production at Dawson accounting for most of the increase in production. When compared to the first quarter 2008 volumes of 66,976, the second quarter volumes were negatively impacted by scheduled turnarounds including the major turnaround at Redwater. The Redwater turnaround was completed within the budgeted time frame and production returned to normal levels within three days after the turnaround. The Trust has revised its full year production guidance upwards to between 64,000 and 65,000 boe per day.

•                  Cash flow from operating activities for the quarter was a record for the Trust at $273.4 million ($1.27 per unit). Using the more traditional non-GAAP measure of Cash Flow that excludes changes in non-cash working capital and site restoration spending for the quarter, Cash Flow was $257.5 million ($1.20 per unit).  This represents a 54 per cent increase in Cash Flow over the $167.6 million reported in the second quarter of 2007. The increase is primarily a result of a 61 per cent increase in the Trust’s total realized commodity price for the quarter and a four per cent increase in production volumes. With oil increasing to all time highs and averaging WTI US$124 per barrel during the second quarter, the Trust posted realized risk management hedging losses of $34.7 million on its oil volumes ($44.7 million on total contracts) that negatively impacted cash flow in the quarter; however, the Trust was also able to participate in the market prices on 53 per cent of its total production during the second quarter.

•                  On July 22, 2008, a counterparty that markets a portion of the Trust’s production filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”). As a result, the Trust recorded a provision for non-recoverable accounts receivable of $18 million ($13.5 million net of tax). Management believes that some portion of the $18 million owed by SemCanada is recoverable; however, it is indeterminable at this time and therefore the provision has been recorded for the full amount. The Trust may record an additional provision in the third quarter for July production delivered to SemCanada to the date of the CCAA filing based on a maximum estimated July exposure of $15 million ($11.3 million net of tax), bringing the total exposure to $33 million including the June receivable amount. The Trust believes it has no additional exposure to SemCanada for deliveries of production after July 22, 2008 as all production has now been re-assigned to new counterparties.

•                  During the second quarter, the Trust drilled 10 wells (9 net). In the north, the Trust drilled two horizontal injection wells at Ante Creek and a fourth horizontal well at Dawson.  Five wells were drilled in southeast Saskatchewan including the Trust’s first Bakken wells at Lost Horse Hills and Midale. The Lost Horse Hills well has been put on production at 200 barrels of oil per day and the Midale well was put on production in the third quarter at 400 barrels of oil per day. Two wells were drilled at Pembina bringing year-to-date development in that area up to 13 gross wells (9 net), all of which have been successfully completed. Subsequent to quarter end, the Trust has 11 rigs currently under contract for what is anticipated to be ARC’s most active summer drilling program to date.

•                  Total capital spending for the quarter, including undeveloped land purchases of $57.8 million and net property acquisitions of $0.3 million, was $131.6 million. This amount was funded 100 per cent by the Trust’s cash flow from operating activities and proceeds from the distribution re-investment program (“DRIP”).

•                  Commodity prices continued to increase in the second quarter of 2008 increasing the value of all oil and gas entities including ARC. Future oil prices are more than 50 per cent higher and future natural gas prices are more than 20 per cent higher than those prices used by GLJ in their independent evaluation of the Trust’s oil and natural gas reserves as at December 31, 2007.

•                  Montney Resource Play Development

ARC’s four well horizontal drilling program on the main Dawson field has been completed. Three of the wells have been completed and tested at rates between seven and 14 mmcf per day while the fourth well is scheduled to be completed and brought on production during the fourth quarter. Production from the field remains steady at approximately 45 mmcf per day, which is the maximum capacity of our contracted processing facility.

The Trust has expanded its land base in the Montney through pooling with other companies, purchases at crown land sales and purchases from other producers. During the first half of 2008, ARC has spent $78.2 million to acquire land in the Montney play in British Columbia, bringing our total undeveloped land to approximately 141 gross sections (120 net), up from 96 gross (87 net) at December 31, 2007. The recent values paid at government land sales for prospective land in the Montney play in northeast British Columbia may indicate that there is significant unrecognized value in ARC’s undeveloped land. At the July 16 land sale, record prices of approximately $32,500 per hectare were paid for large blocks of land in northeastern BC. In addition, the Trust has an average working interest of 98.6 per cent in 44 sections that have recoverable reserves assigned to them at year-end 2007.

The Trust now has three rigs drilling delineation wells at Dawson, West Dawson and Sunrise with a fourth rig expected shortly for a location on the Alberta side of the border at Pouce Coupe. In the last half of the year, ARC expects to drill eight vertical infill and stepout wells at Dawson, two horizontal delineation wells at West Dawson, two horizontal delineation wells at Sunrise and ten vertical exploratory wells on its extensive undeveloped land holdings in this area.  In addition, ARC will participate in two partner operated horizontal wells during the last half of 2008.

ARC has applied for approval to construct a 10 mmcf per day gas line from the Dawson field to Fourth Creek in Alberta.  Assuming that approvals are received early in the third quarter, ARC would expect to have the new line on stream by late fourth quarter 2008. ARC’s Board of Directors has also approved the construction of an ARC operated gas plant in the Dawson area for the processing of gas from the Dawson and West Dawson fields. Engineering design is expected to start this summer with the first 30 mmcf per day targeted for startup in early 2010 and production of up to 60 mmcf per day targeted for early 2011. This is incremental to our existing production of approximately 45 mmcf per day.  In the absence of acquisitions or dispositions, this projected growth in production in the Dawson and West Dawson areas could take ARC’s total production to approximately 70,000 boe per day in 2011.

•                  Enhanced Oil Recovery Initiatives

The Trust spent $17.8 million during the second quarter of 2008 on enhanced oil recovery (“EOR”) initiatives, including development capital for the Weyburn and Midale CO2 floods in Saskatchewan. The Trust effectively completed the construction of the CO2 pilot project injection facilities at Redwater during the second quarter. Subsequent to quarter end, final approval to inject CO2 was received from the Energy Resources Conservation Board and commissioning of the facility began during the last week of July. The Trust expects that it will take 12 to 18 months before it will be known if the pilot has been successful in increasing oil production and has shown potential for a commercial scale EOR scheme.

In July of 2008, the Provincial government announced a $4 billion spending program targeted at reducing green-house gas emissions with $2 billion specifically allocated towards carbon capture and storage. The Trust is actively pursuing opportunities to access this and other government funding for our existing CO2 carbon capture and storage initiatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is the Trust management’s analysis of its financial performance and significant trends or external factors that may affect future performance. It is dated July 31, 2008 and should be read in conjunction with the unaudited Consolidated Financial Statements for the period ended June 30, 2008, the MD&A and the unaudited Consolidated Financial Statements for the period ended March 31, 2008, and the audited Consolidated Financial Statements and MD&A for the period ended December 31, 2007 as well as the Trust’s 2007 Annual Information Form that is filed on SEDAR at www.sedar.com.

The MD&A contains forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust’s disclosure under “Forward-Looking Statements” included at the end of this MD&A.

Executive Overview

ARC Energy Trust (“ARC”) is one of the top 20 producers of conventional oil and gas in western Canada.  ARC as at June 30, 2008 held interests in excess of 18,000 wells with approximately 5,500 wells operated by ARC and the remainder operated primarily by other major oil and gas companies. ARC’s production has averaged between 61,000 and 67,000 boe per day in each quarter for the last three years. The total capitalization of ARC Energy Trust, which trades on the Toronto Stock Exchange, as at June 30, 2008 was $7.3 billion as shown on Table 21.

ARC’s objective as an energy company is to provide superior and sustainable long-term returns to unitholders. Key attributes to the business plan include:

•                  Concentrated activities in three major areas: conventional oil and natural gas assets, resource plays and enhanced oil recovery initiatives.  In addition to these major initiatives, ARC continually reviews acquisition and disposition opportunities to high grade its asset base and provide future growth opportunities.

•                  Pay a portion of cash flow to unitholders annually. Currently the Trust distributes $0.28 per unit per month.  The remainder of the cash flow is used to fund reclamation costs and a portion of capital expenditures and land acquisitions. Since the Trust’s inception in July 1996 to June 30, 2008, the Trust has distributed $22.31 per unit.

•                  Annual replacement of production and reserves through drilling new wells and associated oil and natural gas development activities. The vast majority of the annual capital budget is being deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs, and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.

Table 1 illustrates ARC’s production and reserves per unit that have been achieved while making distributions since January 1, 2006, of $6.08 per unit or $1.3 billion.

Table 1

Per Trust Unit	Q2 2008	YTD 2008	2007	2006
Normalized production per unit (1)	0.32	0.33	0.30	0.31
Normalized reserves per unit (1)(2)	—	—	1.35	1.40
Distributions per unit	$0.68	$1.28	$2.40	$2.40

(1)                             Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.

(2)                             Reserves per unit are only calculated on an annual basis when the Trust has a full independent reserve evaluation prepared.

•                  The periodic strategic acquisition of producing and undeveloped properties to enhance current production or provide the potential for future drilling locations and if successful, additional production and reserves. Acquisitions are evaluated internally to determine the value and potential of the property; acquisition amounts in excess of $25 million are subject to Board approval.

•                  Using prudent production practices to maximize the recovery of oil and natural gas from the reservoirs.

•                  Controlling costs for both routine operating expenditures and costs incurred for capital projects. ARC expects that the aggregate amount of operating costs will increase over time as ARC adds approximately 300 wells per year to its operating base to replace the natural decline on existing producing wells.

ARC’s business plan and operating practices also include the following strategies and action plans that are being undertaken to increase ARC’s competitiveness and future profitability:

•                  Continual development of staff expertise and the hiring and retention of some of the industry’s best and most qualified personnel.

•                  Building relationships with suppliers, joint venture partners, government and other stakeholders and conducting business in a fair and equitable manner.

•                  Promoting the use of proven and effective technologies to enhance the recoverable resources in place and reduce costs.

•                  Being an industry leader in health, safety and environmental performance.

•                  Actively supporting local initiatives and charities in the communities in which we live and work.

The effectiveness of ARC’s business plan can best be measured by historical results as shown in Table 2. Investors and unitholders will appreciate that commodity prices are a significant factor in determining profitability and market returns of the units, however the combination of appreciating commodity prices and the successful execution of ARC’s business plan has resulted in the following returns to unitholders:

Table 2

Total Returns ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	$2.48	$7.17	$10.77
Capital appreciation per unit	$11.75	$13.14	$21.30
Total return per unit	$14.23	$20.31	$32.07
Annualized total return per unit	73.1%	31.7%	35.5%

2008 Guidance

Table 3 is a summary of the Trust’s 2008 Revised Guidance issued by way of news release on June 26, 2008 (posted on www.sedar.com) and a review of 2008 actual results compared to guidance:

Table 3

	June 2008 Guidance	Actual 2008 YTD
Production (boe/d)	64,000 – 65,000	65,436
Expenses ($/boe):
Operating costs	10.20	10.11
Transportation	0.80	0.76
G&A expenses (1)	3.15	3.67
Interest	1.50	1.44
Capital expenditures ($ millions) (2)	550	242.6
Weighted average trust units and units issuable (millions)	216	214.5

(1)                                 The components of the $3.15 per boe G&A guidance for the full year are as follows:  cash G&A - $1.71 per boe; cash component of LTIP - $1.00 per boe; non-cash LTIP component - $0.44 per boe.

(2)                                 2008 Capital Expenditure Guidance has been revised to reflect additional monies allocated to land expenditures and resource play development in the Dawson area.

The 2008 Guidance provides unitholders with information as to management’s expectations for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes. ARC has announced a $550 million capital expenditure budget for 2008 that comprises a robust drilling and development program on its diverse asset base, funding of EOR projects and an allocation of funds to purchase undeveloped lands.

Actual results for the first half of 2008 were in line with 2008 guidance with some minor exceptions as follows:

•                  G&A expenses of $3.67 per boe were greater than guidance due to the strong increase in the Trust’s unit price at quarter-end, which increased the Trust’s non-cash LTIP expense accrual.  Full year G&A costs are still expected to be approximately $3.15 per boe.

•                  Production of 65,436 boe per day was greater than guidance due to better than expected drilling results.  With additional scheduled turnarounds in the third quarter, the Trust expects full year production to be between 64,000 and 65,000 boe per day.

Non-GAAP Measures

Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now chosen to use the GAAP measure cash flow from operating activities instead of Cash Flow or cash flow from operations. There are two differences between the two measures and cash flow from operating activities; positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Although management feels that Cash Flow, or cash flow from operations, is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.

Our historical measure of Cash Flow reflected revenues and costs for the three months reported in the quarter. This amount, however, comprised accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry is designed such that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months; however, most invoices for operated properties are paid within approximately two months of the production month.  In the event that commodity prices and or volumes have changed significantly from the last month of the previous reporting period over the last month of the current reporting period, a difference could occur between cash flow from operating activities and our historical non-GAAP measure of Cash Flow or cash flow from operations.  Additionally, periods where the Trust spends a significant amount on site restoration and reclamation would result in a difference between cash flow from operating activities and Cash Flow or cash flow from operations.

At the time of writing this MD&A, substantially all revenues have been collected for the production period of June 2008. Management performs analysis on the amounts collected to ensure that the amounts accrued for June are accurate. See “Provision for Non-recoverable Accounts Receivable” section in this MD&A for details of a write-off recorded by the Trust for impaired accounts receivable as at June 30, 2008. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

2008 Second Quarter Financial and Operational Results

Financial Highlights

Table 4

	Three Months Ended June 30			Six Months Ended June 30
(Cdn $ millions, except per unit and volume data)	2008	2007	% Change	2008	2007	% Change
Cash flow from operating activities	273.4	179.4	52	483.4	351.7	37
Cash flow from operating activities per unit (1)	1.27	0.86	48	2.25	1.69	33
Net income	57.3	184.9	(69)	138.6	268.2	(48)
Net income per unit (2)	0.27	0.90	(70)	0.65	1.30	(50)
Distributions per unit (3)	0.68	0.60	13	1.28	1.20	7
Distributions as a per cent of cash flow from operating activities	53	69	—	56	70	—
Average daily production (boe/d) (4)	63,896	61,637	4	65,436	62,899	4

(1)           Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.

(2)           Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)           Based on number of trust units outstanding at each cash distribution date.

(4)           Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of the term boe in isolation may be misleading.

Net Income

Net income in the second quarter of 2008 was $57.3 million ($0.27 per unit), a decrease of $127.6 million from $184.9 million ($0.90 per unit) in 2007. Although cash flow from operating activities increased $94 million in the second quarter of 2008 compared to the same period in 2007 (see table 6 for details), there were several non-cash items that negatively impacted the Trust’s net income in the current quarter.  In the second quarter of 2008, the Trust posted a $142.8 million unrealized loss on risk management contracts, a $153.6 million decrease compared to an unrealized gain of $10.8 million for the same period of 2007.  As well, the Trust recorded a $32.4 million lower foreign exchange gain on its U.S. denominated debt as a result of the movement in the Canadian dollar in relation to the U.S. dollar. In addition, the Trust recorded a $31.1 million income tax recovery for the second quarter of 2008, which was $15.3 million lower than the recovery of $46.4 million booked for the second quarter of 2007.  Finally, an $18 million provision for non-recoverable accounts receivable was recorded in the second quarter of 2008 (see “Provision for Non-recoverable Accounts Receivable” section in this MD&A for additional information). In total, the $219.3 million additional losses on non-cash items more than offset the $94 million increase in cash flow from operating activities. In addition to the above non-cash items, the Trust’s 2007 second quarter net income was increased by recording a $13.3 million cash gain on the sale of the Trust’s long-term investment. The full proceeds of the long-term investment sale were recorded as part of cash flow from investing activities.

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.

Table 5

Net income and Distributions ($ millions except per cent)	Q2 2008	YTD 2008	2007	2006
Net income	57.3	138.6	495.3	460.1
Distributions	144.7	271.5	498.0	484.2

(Shortfall)	(87.4)	(132.9)	(2.7)	(24.1)
(Shortfall) as per cent of net income	(153)%	(96)%	(1)%	(5)%
Distributions as a per cent of cash flow from operating activities	53%	56%	71%	66%

Cash Flow from Operating Activities

Cash flow from operating activities increased by 52 per cent in the second quarter of 2008 to $273.4 million from $179.4 million in the second quarter of 2007. The increase in second quarter 2008 cash flow from operating activities is detailed in Table 6.

Table 6

	($ millions)	($ per trust unit)	(% variance)
Q2 2007 Cash flow from Operating Activities	179.4	0.86	—
Volume variance	11.2	0.05	6
Price variance	195.1	0.93	108
Cash losses on risk management contracts	(45.0)	(0.22)	(26)
Royalties	(39.0)	(0.19)	(22)
Expenses:
Transportation	(0.6)	—	—
Operating (1)	(7.3)	(0.03)	(3)
Cash G&A	(7.1)	(0.03)	(3)
Interest	1.0	—	—
Realized foreign exchange gain / loss	(0.4)	—	—
Weighted average trust units	—	(0.03)	(3)
Non-cash and other items (2)	(13.9)	(0.07)	(8)
Q2 2008 Cash flow from Operating Activities	273.4	1.27	—

(1)           Excludes non-cash portion of LTIP expense recorded in operating costs.

(2)           Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

Year-to-date cash flow from operating activities increased by 37 per cent in 2008 to $483.4 million from $351.7 million in the first half of 2007. The increase in 2008 cash flow from operating activities is detailed in Table 6a.

Table 6a

	($ millions)	($ per trust unit)	(% variance)
YTD 2007 Cash flow from Operating Activities	351.7	1.69	—
Volume variance	28.3	0.14	8
Price variance	278.2	1.33	79
Cash losses on risk management contracts	(81.5)	(0.40)	(24)
Royalties	(55.4)	(0.27)	(16)
Expenses:
Transportation	(0.3)	—	—
Operating (1)	(12.2)	(0.06)	(4)
Cash G&A	(7.5)	(0.04)	(2)
Interest	2.1	0.01	1
Realized foreign exchange gain / loss	(0.2)	—	—
Weighted average trust units	—	(0.06)	(4)
Non-cash and other items (2)	(19.8)	(0.09)	(5)
YTD 2008 Cash flow from Operating Activities	483.4	2.25	—

(1)           Excludes non-cash portion of LTIP expense recorded in operating costs.

(2)           Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2008 Cash Flow from Operating Activities Sensitivity

Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment:

Table 7

		Impact on Annual Cash flow from operating activities (2)
Business Environment	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (1)	$114.00	$1.00	$0.04
Natural gas price (Cdn $AECO/mcf) (1)	$9.20	$0.10	$0.03
Cdn$/US$ exchange rate	$1.00	$0.01	$0.05
Interest rate on floating rate debt	% 4.0%	1.0	$0.03
Operational
Liquids production volume (bbl/d)	31,500%	1.0	$0.05
Natural gas production volumes (mmcf/d)	195.5%	1.0	$0.02
Operating expenses per boe	$10.20%	1.0	$0.01
Cash G&A expenses per boe	$2.71%	10.0	$0.03

(1)           Analysis does not include the effect of hedging contracts.

(2)           Assumes constant working capital.

Production

Table 8

	Three Months Ended June 30			Six Months Ended June 30
Production	2008	2007	% Change	2008	2007	% Change
Light & medium crude oil (bbl/d)	26,288	26,766	(2)	27,003	27,427	(2)
Heavy oil (bbl/d)	1,253	1,333	(6)	1,299	1,379	(6)
Natural gas (mmcf/d)	194.7	176.7	10	199.5	179.8	11
NGL (bbl/d)	3,906	4,088	(4)	3,882	4,124	(6)

Total production (boe/d) (1)	63,896	61,637	4	65,436	62,899	4
% Natural gas production	51	48		51	48
% Crude oil and liquids production	49	52		49	52

(1)           Reported production for a period may include minor adjustments from previous production periods.

Production volumes averaged 63,896 boe per day in the second quarter of 2008 up four per cent from the same period in 2007. The volumes were in line with management’s expectations based on the planned turnarounds that were completed during the quarter including a major turnaround at Redwater that shut in production of 4,100 boe per day for approximately eight days. The Trust continues to record strong volumes in Dawson despite a turnaround completed in the second quarter. Subsequent to quarter end, the West Doe third party processing facility has experienced some operational issues that have caused restricted volumes in the area. A mid-year forecast was completed during the quarter and the Trust has now revised the full year production guidance to between 64,000 and 65,000 boe per day.

Table 9 summarizes the Trust’s second quarter production by core area:

Table 9

	Three Months Ended June 30, 2008				Three Months Ended June 30, 2007
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,450	1,376	29.2	1,203	7,774	1,631	29.0	1,316
Northern AB & BC	22,481	5,406	92.9	1,607	19,417	5,599	73.9	1,499
Pembina & Redwater	12,822	8,883	18.4	873	13,515	9,188	19.1	1,136
S.E. AB & S.W. Sask.	9,811	1,011	52.7	11	9,915	1,070	53.0	9
S.E. Sask. & MB	11,332	10,865	1.5	212	11,016	10,611	1.7	128
Total	63,896	27,541	194.7	3,906	61,637	28,099	176.7	4,088

(1)           Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

Table 9a summarizes the Trust’s production by core area for the first half of 2008:

Table 9a

	Six Months Ended June 30, 2008				Six Months Ended June 30, 2007
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,610	1,418	29.8	1,234	8,131	1,706	30.4	1,353
Northern AB & BC	22,978	5,656	94.5	1,554	19,770	5,834	74.3	1,553
Pembina & Redwater	13,410	9,172	20.0	906	13,620	9,361	19.0	1,091
S.E. AB & S.W. Sask.	9,926	998	53.5	13	10,116	1,094	54.1	8
S.E. Sask. & MB	11,512	11,058	1.7	175	11,262	10,811	2.0	119
Total	65,436	28,302	199.5	3,882	62,899	28,806	179.8	4,124

(1)           Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

Revenue

Revenue increased to a historical high of $512 million for the second quarter of 2008. The increase in revenue was attributable to both higher realized oil and natural gas prices and increased production volumes. Prior to hedging activities, ARC’s total realized commodity price was $88.04 per boe in the second quarter of 2008, a 62 per cent increase from the $54.48 per boe received prior to hedging in 2007.  For the six months ended June 30, 2008, the Trust realized $77.24 per boe, a 43 per cent increase over the realized price of $53.88 per boe received in the comparable period in 2007.  Both of these amounts are prior to hedging losses.

A breakdown of revenue is as follows in Table 10:

Table 10

Revenue	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2008	2007	% Change	2008	2007	% Change
Oil revenue	296.5	166.8	78	533.9	328.3	63
Natural gas revenue	184.4	118.6	55	329.3	246.3	34
NGL revenue	29.3	19.6	49	53.3	37.6	42
Total commodity revenue	510.2	305.0	67	916.5	612.2	50
Other revenue	1.8	0.6	200	3.4	1.2	183
Total revenue	512.0	305.6	68	919.9	613.4	50

The oil and natural gas prices realized by the Trust are based upon quality and transportation differentials from major North American commodity postings. The Trust’s realized oil price was 94 per cent of the Edmonton posted oil prices, slightly higher than the comparable quarter of 2007 where ARC received 91 per cent. The Trust has not experienced any significant change in the quality composition of its oil production hence the increase in price relative to Edmonton posted prices is due to the strengthening of prices for Light Sour Blend and Medium Sour Blend Cromer postings relative to Edmonton posted prices. Approximately 45 per cent of ARC’s crude oil sales are at Edmonton posted prices and approximately 40 per cent of ARC’s crude oil sales are at Light Sour and Medium Sour Blend Cromer posted prices. The Trust’s natural gas price of $10.41 per mcf was higher than the AECO monthly average in the quarter of $9.35 per mcf as a result of volumes sold at the AECO daily index that on average was higher than the monthly index for the second quarter of 2008.

Table 11

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	% Change	2008	2007	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	9.35	7.37	27	8.24	7.42	11
WTI oil (US$/bbl) (2)	124.00	65.02	91	110.98	61.59	80
Cdn$/US$ foreign exchange rate	0.99	0.91	9	0.99	0.88	13
Edmonton Posted oil (Cdn$/bbl)	125.78	71.97	75	111.56	69.54	60

ARC Realized Prices Prior to Hedging
Oil ($/bbl)	118.32	65.21	82	103.63	62.96	65
Natural gas ($/mcf)	10.41	7.38	41	9.07	7.57	20
NGL ($/bbl)	82.29	52.76	56	75.46	50.39	50

Total commodity revenue before hedging ($/boe)	87.73	54.37	61	76.95	53.77	43
Other revenue ($/boe)	0.31	0.11	182	0.29	0.11	164
Total revenue before hedging ($/boe)	88.04	54.48	62	77.24	53.88	43

(1)           Represents the AECO monthly posting.

(2)           WTI represents West Texas Intermediate posting as denominated in US$.

Risk Management and Hedging Activities

ARC continues to maintain an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures. The risk management program and Board approved parameters are discussed in the Trust’s 2007 Annual Report filed on SEDAR.

From a corporate perspective the high commodity prices had a significant positive impact on the Trust’s revenue; however, these strong prices resulted in realized losses recorded on the Trust’s oil and natural gas risk management contracts. In addition, the high forward prices for both oil and natural gas at the end of the quarter resulted in the recording of large unrealized losses for both products.

Table 12 is a summary of the total gain (loss) on risk management contracts for the second quarter of 2008 as compared to the same period in 2007.

Table 12

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency (3)	Interest	Q2 2008 Total	Q2 2007 Total
Realized cash (loss) gain on contracts (1)	(34.7)	(10.6)	0.2	0.4	(44.7)	0.3
Unrealized (loss) gain on contracts (2)	(120.5)	(14.1)	(5.8)	(2.4)	(142.8)	10.8
Total gain (loss) on risk management contracts	(155.2)	(24.7)	(5.6)	(2.0)	(187.5)	11.1

(1)           Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)           The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

(3)           Unrealized gain on foreign currency contracts includes a $6.3 million dollar loss on contracts related to repayments of the Trust’s U.S. denominated long-term debt as well as a $0.5 million gain for foreign currency contracts related the Trust’s crude oil contracts. See the Foreign Exchange Gains and Losses section of this MD&A for further details on the debt related contracts.

Table 12a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency (3)	Interest	YTD 2008 Total	YTD 2007 Total
Realized cash (loss) gain on contracts (1)	(51.1)	(10.3)	0.3	(13.1)	(74.2)	7.3
Unrealized (loss) gain on contracts (2)	(136.3)	(26.4)	0.9	0.3	(161.5)	(10.1)
Total gain (loss) on risk management contracts	(187.4)	(36.7)	1.2	(12.8)	(235.7)	(2.8)

(1)           Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)           The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

(3)           Unrealized gain on foreign currency contracts includes a $0.7 million dollar gain on contracts related to repayments of the Trust’s U.S. denominated long-term debt as well as a $0.2 million gain for foreign currency contracts related the Trust’s crude oil contracts. See the Foreign Exchange Gains and Losses section of this MD&A for further details on the debt related contracts.

The volatility in the price of oil and natural gas can lead to significant changes in the mark-to-market position of the Trust’s oil and natural gas contracts. Unrealized losses at June 30, 2008 were calculated using forward strip prices as of that date. Subsequent to quarter end, prices have receded, causing a decrease in the Trust’s mark-to-market loss position. Using forward prices as at July 31, 2008, the total mark-to-market position for oil and natural gas contracts improved $80.5 million to a loss of $150 million as compared to a loss of $230.5 million as at June 30, 2008.

The most significant change of ARC’s total unrealized mark-to-market position at quarter end was a $98.1 million loss relating to the Redwater and NPCU hedged oil volumes of 5,000 bbl per day, which limits US$ WTI price potential to $85 and $90 per barrel in 2008 and 2009 respectively. When these properties were acquired in 2005, the acquisition economics were based on crude oil prices of approximately US$57.50 per barrel.

For the remainder of 2008 the Trust has unlimited participation on approximately 70 per cent of forecasted production for the third and fourth quarters, respectively. The remaining production volumes are capped at average prices of $90 per barrel on crude oil and Cdn$8.88 per GJ on natural gas. Table 13 is an indicative summary of the Trust’s positions for crude oil, natural gas and related foreign exchange for the next twelve months as at June 30, 2008:

Table 13

Hedge Positions Summary

As at June 30, 2008 (1)(2)

	Q3 2008		Q4 2008		Q1 2009		Q2 2009
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	90.00	10,000	90.00	10,000	90.00	5,000	90.00	5,000
Bought Put	68.13	10,000	68.13	10,000	55.00	5,000	55.00	5,000
Sold Put	51.07	7,000	51.07	7,000	40.00	5,000	40.00	5,000
Natural Gas	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Sold Call	8.47	61,101	9.40	48,570	10.10	42,202	—	—
Bought Put	6.82	61,101	7.20	48,570	7.51	42,202	—	—
Sold Put	5.06	31,101	5.13	10,480	—	—	—	—
Foreign Exchange	Cdn$/US$	$ million	Cdn$/US$	$ million	Cdn$/US$	$ million	Cdn$/US$	$ million
Bought Put	1.075	3.00	1.075	3.00	—	—	—	—
Sold Put	1.030	3.00	1.030	3.00	—	—	—	—
Swap	1.015	12.00	1.015	12.00	—	—	—	—

(1)           The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price.  In addition to positions shown here, ARC has entered into additional basis positions.

(2)           Please refer to note 9 in the Notes to the Consolidated Financial Statements for full details of the Trust’s hedging positions as at June 30, 2008.

Table 13 should be interpreted as follows using the third quarter 2008 crude oil hedges as an example. To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•       If the market price is below $51.07, ARC will receive $68.13 less the difference between $51.07 and the market price on 7,000 barrels per day.  For example if the market price is $51.06, ARC will receive $68.12 on 7,000 barrels per day.

•       If the market price is between $51.07 and $68.13, ARC will receive $68.13 on 10,000 barrels per day.

•       If the market price is between $68.13 and $90, ARC will receive the market price on 10,000 barrels per day.

•       If the market price exceeds $90.00, ARC will receive $90 on 10,000 barrels per day.

Operating Netbacks

The Trust’s operating netback, after realized commodity and related foreign exchange hedging losses increased 53 per cent to $53.08 per boe in the second quarter of 2008 compared to $34.75 per boe in the same period of 2007. The increase in netbacks in 2008 is primarily due to a 62 per cent increase in the Trust’s weighted average sales price. The large increase in revenue was partially offset by an increase in royalties and operating costs. In addition, the Trust’s realized hedging loss of $7.67 per boe in the second quarter of 2008 decreased the netback as compared to a realized hedging gain of $0.05 per boe that was recorded in the second quarter of 2007 as an increase to the netback.

The components of operating netbacks are shown in Tables 14 and 14a:

Table 14

Netbacks ($ per boe)	Light and Medium Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q2 2008 Total ($/boe)	Q2 2007 Total ($/boe)
Weighted average sales price	119.03	103.38	10.41	82.29	87.73	54.37
Other revenue	—	—	—	—	0.31	0.11
Total revenue	119.03	103.38	10.41	82.29	88.04	54.48
Royalties	(18.51)	(11.38)	(2.15)	(22.96)	(15.79)	(9.43)
Transportation	(0.19)	(1.06)	(0.23)	—	(0.79)	(0.72)
Operating costs (1)	(15.50)	(10.63)	(1.18)	(8.40)	(10.71)	(9.63)
Netback prior to hedging	84.82	80.32	6.84	50.93	60.75	34.70
Realized gain (loss) on risk management contracts	(14.36)	—	(0.60)	—	(7.67)	0.05
Netback after hedging	70.46	80.32	6.24	50.93	53.08	34.75

(1)           Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Table 14a

Netbacks ($ per boe)	Light and Medium Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2008 Total ($/boe)	YTD 2007 Total ($/boe)
Weighted average sales price	104.62	83.20	9.07	75.46	76.95	53.77
Other revenue	—	—	—	—	0.29	0.11
Total revenue	104.62	83.20	9.07	75.46	77.24	53.88
Royalties	(16.23)	(8.96)	(1.85)	(21.31)	(13.77)	(9.54)
Transportation	(0.11)	(1.19)	(0.23)	—	(0.76)	(0.77)
Operating costs (1)	(13.67)	(10.76)	(1.23)	(8.35)	(10.11)	(9.30)
Netback prior to hedging	74.61	62.29	5.76	45.80	52.60	34.27
Realized gain (loss) on risk management contracts (2)	(10.33)	—	(0.28)	—	(6.23)	0.64
Netback after hedging	64.28	62.29	5.48	45.80	46.37	34.91

(1)           Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

(2)           Realized loss on risk management contracts excludes the settlement amount for the treasury interest rate lock contracts that were unwound during the first quarter of 2008.

Royalties as a percentage of pre-hedged commodity revenue net of transportation costs increased slightly from 17.5 per cent of revenue to 18.1 per cent for the second quarters of both 2007 and 2008 respectively at $9.43 per boe and $15.79 per boe, respectively.

On April 10, 2008, the Alberta Government announced revisions to the New Royalty Framework (“Framework”) that will take effect on January 1, 2009. The revisions to the Framework include a deep resource program that will provide royalty relief for high cost oil and natural gas development. The program only applies to oil wells greater than 2,000 meters in depth and natural gas wells greater than 2,500 meters in depth. The Trust does not perceive that this revision will benefit the Trust given its current drilling portfolio.

The Trust’s current estimate, using forward prices as of the date of this MD&A, is that under the Framework, the corporate average royalty rate for the Trust will increase from 18 per cent to approximately 23 per cent of revenue based on current commodity prices. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled. The Trust is actively working with its production accounting system provider to ensure that the proper infrastructure will be in place to allow the Trust to accurately calculate royalties in accordance with the new Framework starting on January 1, 2009.

Operating costs increased to $10.71 per boe in the second quarter of 2008 compared to $9.63 per boe in the second quarter of 2007. The Trust completed significant scheduled turnarounds in the second quarter including a large scale turnaround at ARC’s Redwater oil field which resulted in higher total operating costs and lower volumes for the period. Costs for this third quarter are expected to remain high as turnarounds continue throughout the summer months. For 2008, the Trust has budgeted $10.20 per boe based on production of between 64,000 and 65,000 barrels per day. Total operating costs are projected to be approximately $235 million for the full year of 2008.

Transportation costs were constant year over year and averaged $0.79 per boe in the second quarter of 2008.

General and Administrative Expenses and Trust Unit Incentive Compensation

Cash G&A expenses net of overhead recoveries on operated properties, excluding cash costs of the Whole Trust Unit Incentive Plan (“Whole Unit Plan”), increased 10 per cent to $9.8 million in the second quarter of 2008 from $8.9 million in the same period of 2007. Increases in G&A expenses for 2008 were due to increased staff levels and higher compensation costs.

A cash payment occurred under the Whole Unit Plan in April 2008 and included a payout for the performance units issued in April of 2005. The actual payment for April was $18.3 million of which $14.4 million was recorded in G&A with the remainder of $3.9 million being recorded to operating costs and capital projects. These amounts were fully accrued at the end of the first quarter in 2008; however, the cash flow from operating activities for the second quarter has been decremented for the full amount of the cash payment. Payments under this plan are directly related to ARC’s unit price and total return performance relative to its peers. For the three year period to April 2008, ARC was a top quartile performer. The next payment under the Whole Unit Plan will take place in the fourth quarter of this year.  The Trust recorded a non-cash expense of $(1.7) million during the second quarter, which represents the estimated costs of the Whole Unit Plan for the period net of the accrual reversal for the cash payment amount made in April 2008.

In a news release issued on June 26, 2008, the Trust revised its full year guidance for G&A to $3.15 per boe, an increase of $0.15 per boe from previously released guidance numbers. The increase is to reflect the increased costs for the Whole Unit Plan, which is impacted by the increase in distributions as well as the appreciation in the trust unit price and relative performance amongst the Trust’s peers.

Table 15 is a breakdown of G&A and trust unit incentive compensation expense:

Table 15

	G&A and Trust Unit Incentive Compensation Expense	Three Months Ended June 30			Six Months Ended June 30
	($ millions except per boe)	2008	2007	% Change	2008	2007	% Change
	G&A expenses	13.8	12.7	9	27.0	26.2	3
	Operating recoveries	(4.0)	(3.8)	5	(7.9)	(8.5)	(7)
Whole Unit Plan	- cash	14.4	8.3	73	14.4	8.3	73
	- accrued	(1.7)	(4.3)	(60)	10.2	(4.0)	355
	Total G&A and trust unit incentive compensation expense	22.5	12.9	75	43.7	22.0	99
	Total G&A and trust unit incentive compensation expense per boe	3.88	2.29	69	3.67	1.93	90

Whole Unit Plan

The Whole Unit Plan results in each employee, officer and director (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying trust units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 16 shows the changes during the first six months of 2008 for RTUs and PTUs outstanding:

Table 16

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of period	746	903	1,649
Granted in the period	199	173	372
Vested in the period	(193)	(183)	(376)
Forfeited in the period	(30)	(30)	(60)
Balance, end of period (1)	722	863	1,585
Estimated distributions to vesting date (2)	190	304	494
Estimated units upon vesting after distributions	912	1,167	2,079
Performance multiplier (3)	—	1.6	—
Estimated total units upon vesting	912	1,842	2,754
Trust unit price at June 30, 2008	$33.95	$33.95	$33.95
Estimated total value upon vesting	31.0	62.5	93.5

(1)                                 Based on underlying units before performance multiplier and accrued distributions.

(2)                                 Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)                                 The performance multiplier only applies to PTUs and was estimated to be 1.6 at June 30, 2008 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be issued on vesting, and distributions. In periods where substantial unit price fluctuation occurs, the Trust’s G&A expense is subject to significant volatility.

Table 17 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier and units outstanding as at June 30, 2008:

Table 17

Value of Whole Unit Plan as at June 30, 2008	Performance multiplier
(units thousands and $ millions except per unit)	—	1.0	2.0
Estimated units to vest
RTUs	912	912	912
PTUs	—	1,167	2,333
Total units (1)	912	2,079	3,245
Trust unit price (2)	$33.95	$33.95	$33.95
Trust unit distributions per month (2)	$0.28	$0.28	$0.28
Value of Whole Unit Plan upon vesting	31.0	70.6	110.2
Officers	3.6	22.7	41.8
Directors	2.0	2.0	2.0
Staff	25.4	45.9	66.4
Total payments under Whole Unit Plan (3)	31.0	70.6	110.2
2008	6.3	9.5	12.7
2009	12.8	25.2	37.6
2010	8.9	25.0	41.1
2011	3.0	10.9	18.8

(1)                                 Includes additional estimated units to be issued for accrued distributions to vesting date.

(2)                                 Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes future trust unit price of $33.95 per trust unit and distributions of $0.28 per unit per month based on current levels.

(3)                                 Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and April for the spring grants, and September and October for the fall grants of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $31 million and $110.2 million will be paid out from 2008 through 2011 based on the current trust unit price, distribution levels and the Trust’s market performance relative to its peers.

Provision for Non-recoverable Accounts Receivable

On July 22, 2008, a counterparty that markets a portion of the Trust’s production filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”). As a result, the Trust recorded a provision for non-recoverable accounts receivable of $18 million ($13.5 million net of tax). Management believes that some portion of the $18 million owed by SemCanada is recoverable; however, it is indeterminable at this time and therefore the provision has been recorded for the full amount. The Trust may record an additional provision in the third quarter for July production delivered to SemCanada to the date of the CCAA filing based on a maximum estimated July exposure of $15 million ($11.3 million net of tax), bringing the total exposure to $33 million including the June receivable amount. The Trust believes it has no additional exposure to SemCanada for deliveries of production after July 22, 2008 as all production has now been re-assigned to new counterparties.

Interest Expense

Interest expense decreased to $8.3 million in the second quarter of 2008 from $9.3 million in the second quarter of 2007 due to a decrease in short-term interest rates. As at June 30, 2008, the Trust had $687 million of debt outstanding, of which $222.1 million was fixed at a weighted average rate of five per cent and $464.9 million was floating at current market rates plus a credit spread of 60 basis points. The Canadian market interest rates have declined to approximately 3.8 per cent in the second quarter of 2008 as compared to approximately 4.6 per cent in the same period of 2007.  U.S. London Inter-Bank Offer Rate (“LIBOR”) interest rates have declined to approximately 3.1 per cent in the second quarter of 2008 as compared to approximately six per cent in the same period of 2007. The decrease in both Canadian and U.S. LIBOR market interest rates have resulted in lower borrowing costs for the Trust. Fifty-six per cent of the Trust’s debt is denominated in U.S. dollars.

Foreign Exchange Gains and Losses

In the second quarter of 2008, the Trust recorded a gain of $3.1 million on foreign exchange transactions compared to a gain of $35.5 million in the same period of 2007. These amounts include both realized and unrealized foreign exchange gains and losses.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The movement of the Canadian dollar at the end of the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From March 31, 2008 to June 30, 2008, the Cdn$/US$ exchange rate increased from 0.97 to 0.98 creating an unrealized gain of $3.6 million on U.S. dollar denominated debt. ARC has entered into forward contracts to lock in exchange rates for principal repayments on US$127.2 million of the US$218 million debt outstanding. The forward contracts had a mark-to-market gain position at June 30, 2008 of $3.3 million.  These contracts have been included in the unrealized risk management contracts on the Consolidated Statement of Income and Deficit.

Taxes

In the second quarter of 2008 the Trust recorded a future income tax recovery of $31.1 million versus an income tax recovery of $46.4 million in the second quarter of 2007. The recovery recorded in the second quarter of 2007 related to the substantive enactment of bill C-52 that included the trust taxation legislation. The Trust recorded a reduction of future income taxes of $35.6 million related to ARC Energy Trust, as tax pools were in excess of the net book value of the assets.  In 2008, the Trust’s future tax recovery is a result of the current unrealized mark-to-market loss on risk management contracts. The Trust has recorded a current future income tax asset of $52.4 million as at June 30, 2008 relating to the current portion of mark-to-market losses on risk management contracts. The net future tax liability on the balance sheet reflects the estimated tax liability associated with the Trust’s income tax pools being less than the net book value of the Trust’s assets. Each quarter as the Trust makes distributions it effectively passes the taxable income in the current period on to its unitholders.

On February 26, 2008, the Federal Government announced as part of the Federal budget that the provincial component of the tax on the Trust is to be calculated based on the general provincial rate in each province in which the Trust has a permanent establishment. This is the same way a corporation would calculate its provincial tax rate, and is different than the original calculation of the tax on the Trust, which had a deemed provincial rate of 13 per cent rather than Alberta’s provincial rate of 10 per cent. At the time of writing this MD&A, the Federal budget had been substantively enacted; however, the specific rules for determining the provincial rates for trusts were not released in draft legislation until July 14 and therefore have not been substantively enacted at June 30, 2008. As a result, a reduction in the tax rate used for the Trust’s future income tax calculation has not been reflected.

On July 14, 2008, the Department of Finance released proposed amendments (the “Conversion Rules”) to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts into corporations. In general, the proposed amendments will permit a conversion to be tax deferred for both the unitholders and the income trust. However, the Conversion Rules provide alternative approaches to completing a tax deferred conversion. The Department of Finance has requested comments on the Conversion Rules by September 15, 2008 and it is anticipated that there will be further amendments to the Conversion Rules. Management and the Board of Directors continue to review the impact of the Trust tax on our business strategy and while there has not been a decision as to ARC’s future direction, at this time we are of the opinion that the conversion from a trust into a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the relative after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate decreased to $15.98 per boe in the second quarter of 2008 from $16.31 per boe in the second quarter of 2007. Total depletion of oil and gas assets increased by $2 million due to an increase in the Trust’s production volumes for the quarter.

A breakdown of the DD&A rate is a follows:

Table 18

DD&A Rate	Three Months Ended June 30			Six Months Ended June 30
($ millions except per boe amounts)	2008	2007	% Change	2008	2007	% Change
Depletion of oil & gas assets (1)	90.7	88.5	2	185.4	180.1	3
Accretion of asset retirement obligation (2)	2.3	2.9	(20)	4.6	5.8	(21)
Total DD&A expense	93.0	91.4	2	190.0	185.9	2
DD&A rate per boe	15.98	16.31	(2)	15.95	16.33	(2)

(1)                                 Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the PP&E balance and is being depleted over the life of the reserves.

(2)                                 Represents the accretion expense on the asset retirement obligation during the year.

Capital Expenditures and Net Acquisitions

During the second quarter of 2008, the Trust spent $131.3 million on capital expenditures that includes $57.8 million for purchases of undeveloped land at land sales. In addition, $0.3 million was spent on net acquisitions of both producing properties and undeveloped land. Year-to-date, the Trust has spent $242.6 million on capital expenditures, including $86.6 million on undeveloped land, as well as $10.4 million on minor producing property and undeveloped land property acquisitions.

The following summarizes the Trust’s year-to-date spending as it relates to our strategic focus areas:

Resource Plays

Total spending for projects in the Montney resource play, the Bakken resource play, as well as the Trust’s natural gas from coal (“NGC”) projects, was $125.9 million including land purchases of $84.3 million.

ARC spent a total of $32.5 million ($110.6 million including crown land purchases and purchases from other companies) during the period on Montney related activities in the Dawson area. Included in these costs were, $15 million for costs to drill four horizontal and two vertical wells, $11 million for completion and facilities costs as well as $6.5 million for seismic in the Sunrise area. Of the four horizontal wells drilled during the first half of the year, three wells have been completed and tested; the remaining well is expected to be completed in the fourth quarter.

During the second quarter, the Trust purchased undeveloped Bakken land for $19.9 million and spent $2.4 million drilling its first Bakken well at Lost Horse Hills which is the first well in an eight well Bakken program.

In addition, $6.8 million was spent on NGC projects year-to-date.

Tertiary EOR Initiatives

Total spending of $30.6 million included $8.5 million spent on the Redwater CO2 injection pilot project during the first six months of 2008. Subsequent to quarter end, the Trust received final approvals from the Energy Resources Conservation Board for the pilot project and will begin injecting CO2 during the third quarter.  In addition, $10.6 million has been spent at Weyburn where the Trust participates in the CO2 flooding project that is operated by EnCana.

Finally, the Trust spent $11.5 million on projects at Midale where the Trust participates in the CO2 flooding project that is operated by Apache.

Conventional Assets

Total spending of $86.1 million, including land purchases, for various projects including drilling and completing 13 oil wells (9 net) in the Pembina Cardium area, 12 of which were brought on production during the first half of the year. In southwest Saskatchewan, 24 shallow gas wells were completed and brought on production. In addition, the Trust spent approximately $3 million on seismic in Ante Creek and other core areas as well as $6 million on three horizontal water injection wells at Ante Creek as part of a water flood project expected to increase oil reserves recovered.

Acquisitions and Dispositions

The Trust completed minor net property acquisitions in the second quarter for $0.3 million and $10.4 million year-to-date.  Included in the year-to-date amount is an acquisition of undeveloped property for $13.7 million that is included in the Montney resource play land purchases discussed above.

A breakdown of capital expenditures and net acquisitions is shown in Table 19:

Table 19

Capital Expenditures	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2008	2007	% Change	2008	2007	% Change
Geological and geophysical	16.4	4.1	300	21.9	9.0	144
Drilling and completions	32.6	25.8	26	97.0	80.9	20
Plant and facilities	24.1	16.3	48	35.7	33.1	8
Undeveloped land	57.8	1.7	3,300	86.6	9.0	863
Other capital	0.4	0.6	(33)	1.4	1.1	27
Total capital expenditures	131.3	48.5	171	242.6	126.0	93
Producing property acquisitions (1)	0.4	14.6	(97)	0.3	14.8	(98)
Undeveloped land property acquisitions	—	—	—	13.9	—	100
Producing property dispositions (1)	(0.1)	(4.6)	(98)	(0.1)	(4.6)	(98)
Undeveloped land property dispositions	—	—	—	(3.7)	—	100
Total capital expenditures and net acquisitions	131.6	58.5	125	253.0	136.2	86

(1)                                  Value is net of post-closing adjustments.

Approximately 96 per cent of the $131.3 million capital program in the second quarter of 2008 was financed with cash flow from operating activities compared to 100 per cent in the same period of 2007. Property acquisitions were financed through proceeds from the DRIP and rights plan. On a year-to-date basis, the Trust has funded 85 per cent of the capital expenditures with cash flow from operating activities as compared to 79 per cent for the first six months of 2007.

Table 20

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	Three Months Ended June 30, 2008			Three Months Ended June 30, 2007
	Development Capital	Net Acquisitions	Total Expenditures	Development Capital	Net Acquisitions	Total Expenditures
Expenditures	131.3	0.3	131.6	48.5	10.0	58.5

Cash flow from operating activities	96%	—	95%	100%	50%	91%
Proceeds from DRIP and Rights Plan	4%	100%	5%	—	50%	9%
Debt	—	—	—	—	—	—
	100%	100%	100%	100%	100%	100%

Table 20a

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	YTD June 30, 2008			YTD June 30, 2007
	Development Capital	Net Acquisitions	Total Expenditures	Development Capital	Net Acquisitions	Total Expenditures
Expenditures	242.6	10.4	253.0	126.0	10.2	136.2

Cash flow from operating activities	85%	—	81%	79%	—	73%
Proceeds from DRIP and Rights Plan	15%	100%	19%	21%	100%	27%
Debt	—	—	—	—	—	—
	100%	100%	100%	100%	100%	100%

Asset Retirement Obligation and Reclamation Fund

The Asset Retirement Obligation (“ARO”) increased by $2 million in the first half of 2008 to $142 million ($140 million at December 31, 2007) for future abandonment and reclamation of the Trust’s properties.

Included in the June 30, 2008 ARO balance is a $3.4 million increase related to development activities in the first half of 2008 as well as changes in estimates for the existing liability. The ARO liability was also increased by $4.6 million for accretion expense in the period and was reduced by $6 million for actual abandonment expenditures incurred in the first half of 2008.

The Trust maintains two reclamation funds that together held $25.4 million at June 30, 2008, one exclusively for the reclamation of the Redwater property and the other for all of the Trust’s other properties.

In total, ARC contributed $6 million cash to its reclamation funds in the first half of 2008 and earned interest of $0.6 million on the fund balances. The fund balances were reduced by $7.4 million for cash-funded abandonment expenditures in the first six months of 2008.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is detailed in Table 21 as at June 30, 2008 and December 31, 2007:

Table 21

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	June 30, 2008	December 31, 2007
Net debt obligations (1)	756.1	752.7
Market value of trust units and exchangeable shares (2)	7,326.4	4,349.3
Total capitalization (3)	8,082.5	5,102.0
Net debt as a percentage of total capitalization	9.4%	14.8%
Net debt to annualized cash flow from operating activities	0.8	1.1

(1)                                 Net debt is a non-GAAP measure and is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets.  Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)                                 Calculated using the total units outstanding at June 30, 2008 including the total number of units issuable for exchangeable shares at June 30, 2008 multiplied by the closing trust unit price of $33.95.

(3)                                 Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust’s current credit facilities comprise US$218 million in senior secured notes currently outstanding, a Cdn$800 million syndicated bank credit facility, of which $452.4 million was outstanding at June 30, 2008 and a Cdn$25 million demand working capital facility, of which $12.5 million was outstanding at June 30, 2008. On April 15, 2008 ARC extended the credit facility to April 2011 under the same terms.  The credit facility syndicate includes 11 domestic and international banks. The Trust’s debt agreements contain a number of covenants all of which were met as at June 30, 2008; these agreements are available at www.SEDAR.com. The major financial covenants are described below:

•                    Long-term debt is not to exceed three times annualized cash flow from operating activities prior to interest expense, expenditures on site restoration and reclamation and changes in non-cash working capital.

•                    Long-term debt is not to exceed 50 per cent of unitholders equity plus long-term debt.

As at June 30, 2008 ARC has approximately $348 million available under its bank credit facility and the ability to issue an additional $100 million of long-term notes under an agreement with one lender. This option, which will expire in May 2009, would allow the Trust to issue long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.

Unitholders’ Equity

At June 30, 2008, there were 215.8 million trust units issued and issuable for exchangeable shares, an increase of 2.6 million trust units from December 31, 2007. The increase in number of trust units outstanding is mainly attributable to the 2.3 million trust units issued pursuant to the DRIP during the six months of 2008 at an average price of $24.07 per unit.

The Trust had five thousand rights outstanding as of June 30, 2008 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vested equally over three years from the date of grant. The remaining rights may be exercised to purchase trust units at an average adjusted exercise price of $10.81 per unit as at June 30, 2008. All of the rights were fully vested at December 31, 2007 and will expire on or before December 31, 2008.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first half of 2008, the Trust raised proceeds of $55 million and issued 2.3 million trust units pursuant to the DRIP.

Distributions

ARC declared distributions of $144.7 million ($0.68 per unit), representing 53 per cent of 2008 second quarter cash flow from operating activities compared to distributions of $124.1 million ($0.60 per unit), and representing 69 per cent of cash flow from operating activities in the second quarter of 2007. This includes two months of the “top-up” distribution announced in May 2008 where the distributions declared for May and June 2008 were $0.24 per unit.   Year-to-date 2008 distributions totaled $271.5 million ($1.28 per unit) as compared to $247.2 million ($1.20 per unit) for the same period in 2007.

In June 2008, the Trust announced an increase in the monthly distribution “top-up” to $0.08 per unit.  For distributions declared in July 2008, the total distribution will be $0.28 per unit.  The “top-up” distribution will be reviewed on a quarterly basis but is expected to stay in place as long as commodity prices maintain their current strength. Revisions to distribution amounts are approved at the discretion of the Board of Directors and are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. The following items, outlined in Table 22, may be deducted from cash flow from operating activities to arrive at distributions to unitholders: the portion of capital expenditures that are funded with cash flow from operating activities, an annual contribution to the reclamation funds, debt principal repayments from time to time as determined by the board of directors and income taxes that are not passed on to unitholders.

Cash flow from operating activities and distributions in total and per unit are detailed in Table 22 and Table 22a:

Table 22

Cash flow from operating activities	Three Months Ended June 30 ($ millions)			Three Months Ended June 30 ($ per unit)
and distributions	2008	2007	% Change	2008	2007	% Change
Cash flow from operating activities	273.4	179.4	52	1.27	0.86	48
Reclamation fund contributions (1)	(3.3)	(1.8)	83	(0.02)	(0.01)	100
Capital expenditures funded with cash flow from operating activities	(125.4)	(53.5)	134	(0.58)	(0.26)	123
Other (2)	—	—	—	0.01	0.01	—
Distributions	144.7	124.1	17	0.68	0.60	13

Table 22A

Cash flow from operating activities	YTD June 30 ($ millions)			YTD June 30 ($ per unit)
and distributions	2008	2007	% Change	2008	2007	% Change
Cash flow from operating activities	483.4	351.7	37	2.25	1.69	33
Reclamation fund contributions (1)	(6.6)	(5.1)	29	(0.03)	(0.02)	47
Capital expenditures funded with cash flow from operating activities	(205.3)	(99.4)	107	(0.96)	(0.48)	(94)
Other (2)	—	—	—	0.02	0.01	100
Distributions	271.5	247.2	10	1.28	1.20	7

(1)                                 Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)                                 Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operating activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at period-end.

Please refer to the Trust’s website at www.arcenergytrust.com for details on 2008 monthly distributions and distribution dates for 2008.

Environmental Legislation Impacting the Trust

On July 8, 2008 the Alberta government announced two new funds totaling $4 billion to reduce greenhouse gas emissions. The province will create a $2 billion fund to advance carbon capture and storage projects while a second $2 billion fund will propel energy-saving public transit in Alberta. The Trust is actively working to gain an understanding of how the carbon capture funds will be allocated as it may allow the Trust access to additional funding for its ongoing carbon capture and storage projects at Redwater and may increase the possibility of achieving commercial viability of the CO2 injection program if proper infrastructure is put in place to capture and deliver CO2 to the Redwater area.

On February 19, 2008 the British Columbia government introduced a consumer-based carbon tax.  Effective July 1, 2008, ARC is required to pay tax on all fuel used in the course of operations in that province. At present, the Trust has assessed that the above mentioned legislation will negatively impact the Trust by less than $1 million per year.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, regulatory fees, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

Following is a summary of the Trust’s contractual obligations and commitments as at June 30, 2008:

Table 23

	Payments Due by Period
($ millions)	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments (1)	18.6	43.0	505.5	119.9	687.0
Interest payments (2)	5.6	20.5	15.8	14.0	55.9
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	5.0	5.3	4.3	6.2	20.8
Operating leases	4.2	8.6	12.3	88.1	113.2
Derivative contract premiums (4)	6.2	2.9	—	—	9.1
Total contractual obligations	45.4	90.5	546.8	300.1	982.8

(1)                                 Long-term and short-term debt, excluding interest.

(2)                                 Fixed interest payments on senior secured notes.

(3)                                 Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                                 Fixed premiums to be paid in future periods on certain commodity derivative contracts.

The risk management contract premiums noted in Table 23 are part of the Trust’s commitments related to its risk management program. In addition to these premiums, the Trust has additional commitments related to its risk management program that fluctuate based on market conditions. As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2008 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2008 capital budget has been approved by the Board at $550 million. This commitment has not been disclosed in the commitment table (Table 23) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The operating leases noted in Table 23 include amounts for the Trust’s head office lease. The current lease expires in May 2010. In December 2007, the Trust entered into a 13 year lease commitment beginning in 2010 for office space in a new building that is under construction in downtown Calgary. The new lease commitment is reflected in Table 23. In addition to the lease commitments included in Table 23, the Trust will incur additional costs to design and construct the office space. No material commitments have been entered into at this time, however the Trust has currently committed to costs of less than $1 million for consulting costs related to the build out of the office space.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the commitment table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 23), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2008.

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•                 estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                 estimated capital expenditures on projects that are in progress;

•                 estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•                 estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates, and foreign exchange rates;

•                 estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                 estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

ARC is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX (“C-Sox”). The 2008 certificate requires that the Trust disclose in the interim MD&A any changes in the Trust’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect the Trust’s internal control over financial reporting. The Trust confirms that no such changes were made to the internal controls over financial reporting during the first six months of 2008.

Financial Reporting Update

Current Year Accounting Changes

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

A.  Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

B.  Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

A.  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section will be effective on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

B.  International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit oriented Canadian publicly accountable enterprises. The Trust is currently evaluating the impacts of its conversion to IFRS. At this time, the Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team.  In addition, an external advisor has been retained to assist the Trust in scoping its conversion project.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions and, in particular, includes the material under the heading “2008 Guidance”. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008, the continuation of ARC’s historical experience with expenses and production, changes in the capital expenditure budgets relating to undeveloped land or reserve acquisitions. and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, and related to management’s assumptions set forth herein, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted. Other than the 2008 Guidance which is updated and discussed quarterly, the Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities laws and regulations.

Additional Information

Additional information relating to ARC can be found in the Trust’s Annual Information Form filed on SEDAR at www.sedar.com.

QUARTERLY HISTORICAL REVIEW

	2008		2007				2006
(Cdn $ millions, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
FINANCIAL
Revenue before royalties	512.0	407.9	338.0	300.2	305.6	307.8	292.5	312.3
Per unit (1)	2.38	1.91	1.59	1.42	1.46	1.48	1.42	1.52
Cash flow from operating activities (2)	273.4	209.9	173.7	179.6	179.4	172.3	159.4	203.4
Per unit – basic (1)	1.27	0.98	0.82	0.85	0.86	0.83	0.77	0.99
Per unit - diluted	1.27	0.98	0.82	0.85	0.86	0.83	0.77	0.98
Net income	57.3	81.3	106.3	120.8	184.9	83.3	56.6	116.9
Per unit – basic (3)	0.27	0.39	0.51	0.58	0.90	0.41	0.28	0.58
Per unit - diluted	0.27	0.38	0.51	0.58	0.89	0.41	0.28	0.58
Distributions	144.7	126.8	125.8	125.0	124.1	123.1	122.3	121.4
Per unit – basic (4)	0.68	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total assets	3,664.3	3,592.6	3,533.0	3,460.8	3,432.8	3,540.1	3,479.0	3,335.8
Total liabilities	1,689.6	1,560.4	1,491.3	1,421.4	1,415.3	1,526.6	1,550.6	1,371.3
Net debt outstanding (5)	756.1	770.1	752.7	699.8	653.9	729.7	739.1	579.7
Weighted average trust units (6)	215.2	213.8	212.5	210.9	209.5	207.9	206.5	205.1
Trust units outstanding and issuable (6)	215.8	214.7	213.2	211.7	210.2	208.7	207.2	205.7

CAPITAL EXPENDITURES
Geological and geophysical	16.4	5.5	3.0	2.9	4.1	4.9	3.7	2.2
Land	57.8	28.8	42.6	33.0	1.7	0.2	11.8	1.4
Drilling and completions	32.6	64.4	75.2	73.4	25.8	55.1	79.1	76.2
Plant and facilities	24.1	11.6	17.9	21.1	16.3	16.8	26.5	24.6
Other capital	0.4	1.0	0.6	1.5	0.6	0.5	0.8	0.5
Total capital expenditures	131.3	111.3	139.3	131.9	48.5	77.5	121.9	104.9
Property acquisitions (dispositions) net	0.3	10.1	5.0	27.3	10.0	0.2	76.4	8.4
Corporate acquisitions (7)	—	—	—	—	—	—	16.6	—
Total capital expenditures and net acquisitions	131.6	121.4	144.3	159.2	58.5	77.7	214.9	113.3

OPERATING
Production
Crude oil (bbl/d)	27,541	29,064	28,682	28,437	28,099	29,520	29,605	29,108
Natural gas (mmcf/d)	194.7	204.3	187.4	173.3	176.7	183.0	179.5	173.4
Natural gas liquids (bbl/d)	3,906	3,856	4,067	3,795	4,088	4,161	4,144	4,166
Total (boe per day 6:1)	63,896	66,976	63,989	61,108	61,637	64,175	63,663	62,178
Average prices
Crude oil ($/bbl)	118.32	89.72	77.53	73.40	65.21	60.79	58.26	71.84
Natural gas ($/mcf)	10.41	7.80	6.32	5.52	7.38	7.75	6.99	6.10
Natural gas liquids ($/bbl)	82.29	68.54	62.75	55.64	52.76	48.04	46.51	56.60
Oil equivalent ($/boe)	87.73	66.67	57.26	53.28	54.37	53.18	49.82	54.45

TRUST UNIT TRADING
(based on intra-day trading) unit prices
High	33.95	27.06	21.55	22.60	23.86	23.02	29.22	30.74
Low	25.19	20.00	18.90	19.00	20.78	20.05	19.20	25.25
Close	33.95	26.38	20.40	21.17	21.74	21.25	22.30	27.21
Average daily volume (thousands)	659	863	624	503	599	658	1,125	614

(1)	Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
(2)	This is a GAAP measure and a change from the non-GAAP measure reported in prior reports. Refer to non-GAAP section.
(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Based on number of trust units outstanding at each distribution date.
(5)	Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
(6)	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(7)	Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

CONSOLIDATED BALANCE SHEETS (unaudited)

As at June 30 and December 31

(Cdn$ millions)	2008	2007
ASSETS
Current assets
Cash	$—	$7.0
Accounts receivable (Note 3)	178.4	162.5
Prepaid expenses	16.3	15.0
Risk management contracts (Notes 3 and 9)	10.4	13.1
Future income taxes (Note 9)	52.4	4.0
	257.5	201.6
Reclamation funds (Note 4)	25.4	26.1
Risk management contracts (Notes 3 and 9)	9.8	4.7
Property, plant and equipment	3,214.0	3,143.0
Goodwill	157.6	157.6
Total assets	$3,664.3	$3,533.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$212.6	$180.6
Distributions payable	51.2	42.1
Risk management contracts (Notes 3 and 9)	191.9	57.6
	455.7	280.3
Risk management contracts (Notes 3 and 9)	49.0	28.2
Long-term debt (Note 6)	687.0	714.5
Accrued long-term incentive compensation (Note 15)	19.6	12.1
Asset retirement obligations (Note 7)	142.0	140.0
Future income taxes	336.3	316.2
Total liabilities	1,689.6	1,491.3

COMMITMENTS AND CONTINGENCIES (Note 16)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 10)	39.2	43.1

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 11)	2,530.7	2,465.7
Contributed surplus (Note 14)	—	1.7
Deficit (Note 12)	(598.8)	(465.9)
Accumulated other comprehensive income (loss) (Note 12)	3.6	(2.9)
Total unitholders’ equity	1,935.5	1,998.6
Total liabilities and unitholders’ equity	$3,664.3	$3,533.0

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per unit amounts)	2008	2007	2008	2007

REVENUES
Oil, natural gas and natural gas liquids	$512.0	$305.6	$919.9	$613.4
Royalties	(91.8)	(52.8)	(164.0)	(108.6)
	420.2	252.8	755.9	504.8
(Loss) gain on risk management contracts (Note 9)
Realized	(44.7)	0.3	(74.2)	7.3
Unrealized	(142.8)	10.8	(161.5)	(10.1)
	232.7	263.9	520.2	502.0

EXPENSES
Transportation	4.6	4.0	9.0	8.7
Operating	62.3	54.0	120.5	105.9
General and administrative	22.5	12.9	43.7	22.0
Provision for non-recoverable accounts receivable (Note 3)	18.0	—	18.0	—
Interest on long-term debt (Note 6)	8.3	9.3	17.1	19.2
Depletion, depreciation and accretion	93.0	91.4	190.0	185.9
(Gain) loss on foreign exchange	(3.1)	(35.5)	11.9	(40.5)
	205.6	136.1	410.2	301.2

Gain on sale of investment	—	13.3	—	13.3
Future income tax recovery	31.1	46.4	30.6	57.8
Net income before non-controlling interest	58.2	187.5	140.6	271.9
Non-controlling interest (Note 10)	(0.9)	(2.6)	(2.0)	(3.7)
Net income	$57.3	$184.9	$138.6	$268.2

Deficit, beginning of period	$(511.4)	$(503.0)	$(465.9)	$(463.2)
Distributions paid or declared (Note 13)	(144.7)	(124.1)	(271.5)	(247.2)
Deficit, end of period (Note 12)	$(598.8)	$(442.2)	$(598.8)	$(442.2)

Net income per unit (Note 11)
Basic	$0.27	$0.90	$0.65	$1.30
Diluted	$0.27	$0.89	$0.65	$1.30

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per unit amounts)	2008	2007	2008	2007

Net income	$57.3	$184.9	$138.6	$268.2

Other comprehensive income (loss), net of tax
Gain (loss) on financial instruments designated as cash flow hedges (1)	0.9	1.8	(2.0)	3.0
De-designation of cash flow hedge (2) (Note 9)	—	—	10.0	—
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (3) (Note 9)	(1.1)	(0.6)	(1.5)	(0.7)
Net unrealized losses on available-for-sale reclamation funds’ investments (4)	(0.2)	(0.3)	—	(0.3)
Other comprehensive income (loss)	(0.4)	0.9	6.5	2.0
Comprehensive income	$56.9	$185.8	$145.1	$270.2

Accumulated other comprehensive income (loss), beginning of period	4.0	6.0	(2.9)	—
Application of initial adoption	—	—	—	4.9
Other comprehensive income (loss)	(0.4)	0.9	6.5	2.0
Accumulated other comprehensive income, end of period (Note 12)	$3.6	$6.9	$3.6	$6.9

(1)

Amounts are net of tax of $0.3 million for the three months ended June 30, 2008 and net of tax of $0.7 million for the six months ended June 30, 2008 (net of tax of $0.4 million and $0.7 million, respectively, for the three and six months ended June 30, 2007).

(2)	Amount is net of tax of $3.6 million for the three and six months ended June 30, 2008.
(3)	Amount is net of tax of $0.4 million and $0.5 million, respectively, for the three and six months ended June 30, 2008 (net of tax of $0.2 million for the three and six months ended June 30, 2007).
(4)	Amount is net of tax of $0.1 million for the three months ended June 30, 2008 (net of tax of $0.1 million for the three and six months ended June 30, 2007).

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three and six months ended June 30

	Three Months Ended June 30		Six Months Ended June 30

(Cdn$ millions)	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$57.3	$184.9	$138.6	$268.2
Add items not involving cash:
Non-controlling interest (Note 10)	0.9	2.6	2.0	3.7
Future income tax recovery	(31.1)	(46.4)	(30.6)	(57.8)
Depletion, depreciation and accretion	93.0	91.4	190.0	185.9
Non-cash loss (gain) on risk management contracts (Note 9)	142.8	(10.8)	161.5	10.1
Non-cash (gain) loss on foreign exchange	(3.6)	(35.6)	11.4	(40.8)
Non-cash trust unit incentive compensation (Notes 14 and 15)	(1.8)	(5.2)	12.0	(4.6)
Gain on sale of investment	—	(13.3)	—	(13.3)
Expenditures on site restoration and reclamation (Note 7)	(2.3)	(7.2)	(6.0)	(11.9)
Change in non-cash working capital	18.2	19.0	4.5	12.2
	273.4	179.4	483.4	351.7

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt under revolving credit facilities, net	(29.7)	(7.8)	(39.0)	—
Issue of trust units	1.0	1.2	3.8	2.3
Cash distributions paid (Note 13)	(107.4)	(95.2)	(208.7)	(191.4)
Change in non-cash working capital	(1.5)	(1.9)	(0.6)	(0.2)
	(137.6)	(103.7)	(244.5)	(189.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(0.4)	(11.2)	(10.5)	(14.7)
Proceeds on disposition of petroleum and natural gas properties	0.1	1.2	0.2	4.6
Capital expenditures	(131.0)	(47.8)	(240.4)	(125.2)
Long-term investment	—	33.3	—	33.3
Net reclamation fund withdrawals (contributions) (Note 4)	0.6	(0.3)	0.8	(1.5)
Change in non-cash working capital	(7.5)	(15.9)	4.0	(26.7)
	(138.2)	(40.7)	(245.9)	(130.2)
(DECREASE) INCREASE IN CASH	(2.4)	35.0	(7.0)	32.2
CASH, BEGINNING OF PERIOD	2.4	—	7.0	2.8
CASH, END OF PERIOD	$—	$35.0	$—	$35.0

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

June 30, 2008 and 2007

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.     SUMMARY OF ACCOUNTING POLICIES

The Unaudited Interim Consolidated Financial Statements follow the same accounting policies as the most recent Annual Audited Financial Statements, except as highlighted in Note 2.  The Interim Consolidated Financial Statement note disclosures do not include all of those required by Canadian generally accepted accounting principles (“GAAP”) applicable for Annual Consolidated Financial Statements. Accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the Audited Consolidated Financial Statements included in the Trust’s 2007 annual report.

2.     NEW ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

A.  Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

B.  Financial Instruments – Disclosures, Financial Instruments – Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

A.  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section will be effective on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its Consolidated Financial Statements.

B.  International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, the AcSB confirmed in February 2008 that IFRS will replace Canadian GAAP in 2011 for profit oriented Canadian publicly accountable enterprises.  The Trust is currently evaluating the impacts of this change and developing its plan accordingly.

3.     FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to the Trust if a partner or counterparty to a financial instrument fails to meet its contractual obligations.  The Trust is exposed to credit risk with respect to its accounts receivable and risk management contracts. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only established credit worthy entities and reviewing its exposure to individual entities on a quarterly basis.

The Trust minimizes credit risk on risk management contracts by entering into agreements with counterparties that, at the time of transaction are not less than investment grade.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Trust historically has not experienced any collection issues with its oil and natural gas marketers. Joint venture receivables are typically collected within one to three months of the joint interest billing being issued to the partner. Subsequent to June 30, 2008 a counterparty that markets a portion of the Trust’s production filed for protection under the Companies’ Creditors Arrangement Act. As a result the Trust recorded an allowance for doubtful accounts of $18 million with a corresponding decrease to net income, after a future income tax recovery, of $13.5 million. Management believes that some portion of the $18 million is recoverable; however, it is indeterminable at this time and therefore the allowance has been recorded for the full amount. The Trust’s allowance for doubtful accounts was nil as at December 31, 2007.

When determining whether amounts that are past due are collectable, management assesses the creditworthiness and past payment history of the partner/counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. As at June 30, 2008 $4 million of accounts receivable are past due, all of which are considered to be collectable.

Maximum credit risk is calculated as the total value of accounts receivable and risk management contracts at the balance sheet date less any liability amounts where there is a legal right to offset. The Trust only records amounts net on the consolidated balance sheet if the balances are intended to be net settled. The following table details the Trust’s maximum credit risk as at June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
Accounts receivable	$170.0	$159.5
Risk management contracts	20.2	6.8
Maximum credit exposure	$190.2	$166.3

In order to mitigate concentration of credit risk, the Trust reviews counterparty exposure on a quarterly basis.  The majority of the $170 million and $159.5 million credit exposure on accounts receivable pertains to the revenue accrual for June 2008 and December 2007 production volumes, respectively. The Trust markets its production to a variety of counterparties of which, at June 30, 2008, no one counterparty owed more than 20 per cent of the total exposure.

4.   RECLAMATION FUNDS

	June 30, 2008		December 31, 2007
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of period	$14.4	$11.7	$24.8	$6.1
Contributions	5.8	0.2	6.2	5.9
Reimbursed expenditures (1)	(6.4)	(1.0)	(17.5)	(0.6)
Interest earned on funds	0.4	0.2	1.1	0.3
Net unrealized gains and losses on available-for-sale investments	0.1	—	(0.2)	—
Balance, end of period (2)	$14.3	$11.1	$14.4	$11.7

(1)        Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.

(2)        As at June 30, 2008 the unrestricted reclamation fund held $0.9 million in cash and cash equivalents ($1.5 million at December 31, 2007), with the balance held in investment grade assets.

For the six and twelve months ended June 30, 2008 and December 31, 2007, respectively, nominal amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive income into the statement of income. As at June 30, 2008 and December 31, 2007 the fair value of reclamation fund assets designated as available-for-sale and held-to-maturity approximated carrying value. Fair values are obtained from third parties, determined directly by reference to quoted market prices.

5.     FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they become due. The Trust actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.   The Trust actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.

The following table details the Trust’s financial liabilities as at June 30, 2008:

($ millions)	1 year	2 - 3 years	4 - 5 years	Beyond 5 years	Total
Accounts payable and accrued liabilities (1)	220.9	—	—	—	220.9
Distributions payable	51.2	—	—	—	51.2
Risk management contracts (2)	189.8	49.8	0.7	—	240.3
Senior secured notes and interest	27.8	62.6	80.3	107.3	278.0
Syndicated credit facilities	—	464.9	—	—	464.9
Accrued long-term incentive compensation (1)	—	57.6	—	—	57.6
Total financial liabilities	489.7	634.9	81.0	107.3	1,312.9

(1)          Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.

(2)          Amounts payable for the risk management contracts have been included at their intrinsic value.

Management believes that future cash flows from operating activities and availability under existing banking arrangements will be adequate to settle these financial liabilities.  Refer to Note 6 for further details on available amounts under existing banking arrangements and Note 8 for further details on capital management.

6.     LONG-TERM DEBT

	June 30, 2008	December 31, 2007
Revolving credit facilities
Syndicated credit facility – Cdn$ denominated	$293.5	$344.9
Syndicated credit facility – US$ denominated	158.9	154.1
Working capital facility (1)	12.5	—
Senior secured notes
5.42% US$ Note	76.4	74.1
4.94% US$ Note	18.3	17.8
4.62% US$ Note	63.7	61.8
5.10% US$ Note	63.7	61.8
Total long-term debt outstanding	$687.0	$714.5

(1)          Amount borrowed under the working capital facility includes $12.2 million of outstanding cheques in excess of bank balance.

Various borrowing options exist under the credit facility including prime rate advances, bankers’ acceptances and LIBOR based loans denominated in either Canadian or U.S. dollars.  All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

The following are the significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at June 30, 2008, the Trust had $2 million in letters of credit ($4.8 million as at December 31, 2007), no subordinated debt, and was in compliance with all covenants.

During the second quarter of 2008, the weighted-average effective interest rate under the credit facility was 3.9 per cent (5.4 per cent in 2007) and 4.2 per cent for the six months ended June 30, 2008 (5.5 per cent in 2007).

In April 2008 the Trust renewed its syndicated credit facility, extending the maturity date to April 15, 2011. All other terms under the renewed facility remain unchanged from those disclosed in the December 31, 2007 annual financial statements.

Amounts due under the working capital facility and the senior secured notes in the next 12 months of $12.5 million and US$6 million, respectively, have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility. The fair value of senior secured notes as at June 30, 2008 is $232.5 million ($226.1 million as at December 31, 2007), and is calculated as the present value of principal and interest payments discounted at the Trust’s credit adjusted risk free rate.

Interest paid during 2008 was $1.3 million more than interest expense. The difference between interest paid and interest expense in 2007 was nominal.

7.    ASSET RETIREMENT OBLIGATIONS

The following table reconciles the Trust’s asset retirement obligations:

	June 30, 2008	December 31, 2007
Balance, beginning of period	$140.0	$177.3
Increase in liabilities relating to development activities	1.0	3.8
Increase (decrease) in liabilities relating to change in estimate	2.4	(34.4)
Settlement of liabilities during the period	(6.0)	(18.2)
Accretion expense	4.6	11.5
Balance, end of period	$142.0	$140.0

The Trust’s weighted average credit adjusted risk free rate as at June 30, 2008 was 6.6 per cent (6.6 per cent as at December 31, 2007).

8.     CAPITAL MANAGEMENT

The Trust’s objectives when managing its capital is to maintain a conservative capital structure which will allow the Trust to:

•      Fund its development and exploration program;

•      Provide financial flexibility to execute on strategic opportunities;

•      Maintain a level of distributions that, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of volatility of commodity prices to unitholders rather than to pass on that volatility in the form of fluctuating distributions; and

•      Maintain a level of distributions which will transfer tax liability to unitholders and minimize taxes paid by the Trust.

The Trust manages the following capital:

•      Trust units and exchangeable shares;

•      Long-term debt; and

•      Working capital (defined as current assets less current liabilities excluding risk management contracts).

When evaluating the Trust’s capital structure, management’s objective is to limit net debt to under 2.0 times annualized cash flow from operating activities and 20 per cent of total capitalization. As at June 30, 2008 the Trust’s net debt to annualized cash flow from operating activities ratio is 0.8 and its net debt to total capitalization ratio is 9.4 per cent.

($ millions except per unit and per cent amounts)	June 30, 2008	December 31, 2007
Long-term debt	687.0	714.5
Accounts payable and accrued liabilities	212.6	180.6
Distributions payable	51.2	42.1
Cash, accounts receivable and prepaid expenses	(194.7)	(184.5)
Net debt obligations (1)	756.1	752.7

Trust units outstanding and issuable for exchangeable shares (millions)	215.8	213.2
Trust unit price	33.95	20.40
Market capitalization (1)	7,326.4	4,349.3
Net debt obligations (1)	756.1	752.7
Total capitalization (1)	8,082.5	5,102.0

Net debt as a percentage of total capitalization	9.4%	14.8%
Net debt obligations to annualized cash flow from operating activities	0.8	1.1

(1)   Market capitalization, net debt obligations and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

The Trust manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. The Trust is able to effect change to its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

Monthly distributions were increased during the quarter from $0.20 per unit to $0.24 per unit. This $0.04 per unit increase is considered a top-up distribution and will be reviewed on an ongoing basis in the context of commodity prices and other factors.  The Trust’s base distribution of $0.20 per unit has been held constant since October 2005.  No current taxes have been paid by the Trust in the six months ended June 30, 2008.

In addition to internal capital management the Trust is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at June 30, 2008 the Trust is in compliance with all covenants.  Refer to Note 6 for further details.

9.     MARKET RISK MANAGEMENT

The Trust is exposed to a number of market risks that are part of its normal course of business. The Trust has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.   ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to mitigate the Trust’s exposure to commodity price risk, interest rate risk and foreign exchange risk.

In the sections below, management has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on the Trust’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.  For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting (“WTI”).

Commodity Price Risk

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to unitholders, are partially dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years and are determined by weather, economic and, in the case of oil prices, geopolitical factors. Any movement in commodity prices could have an effect on the Trust’s financial condition and therefore on the distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see risk management contracts below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at June 30, 2008. The sensitivity is based on a $20 increase and $20 decrease in WTI and $2 increase and $2 decrease in AECO. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between June 30, 2008 and the Trust’s next reporting date (September 30, 2008).

	Increase in Commodity Price		Decrease in Commodity Price
($ millions)	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	(53.7)	(6.4)	49.5	6.1

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and the Trust’s next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

The Trust has both fixed and variable interest rates on its debt. Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on the Trust’s senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt and interest rate swaps were to have increased by 100 bps (1 per cent) it is estimated that the Trust’s net income for the six months ended June 30, 2008 would decrease by $4.4 million, of which $1.7 million is the result of increased interest expense and $2.7 million is due to the change in fair value of risk management contracts in place at June 30, 2008. An opposite change in interest rates will result in an opposite impact on net income.

Foreign Exchange Risk

North American oil and natural gas are based upon U.S. dollar denominated commodity prices.  As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition the Trust has U.S. denominated debt of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.  Variations in the exchange rate of the Canadian dollar could also have a significant positive or negative impact on distributions to unitholders.

ARC has entered into certain risk management contracts to mitigate these risks (see risk management contracts below).  The following table demonstrates the effect of exchange rate movement on net income due to changes in the fair value of risk management contracts in place at June 30, 2008 as well as the unrealized gain or loss on revaluation of outstanding U.S. denominated debt. The sensitivity is based on a $0.03 Cdn$/US$ increase and $0.03 Cdn$/US$ decrease in the foreign exchange rate.

	Cdn$/US$ Exchange Rate
($ millions)	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Increase gain/decrease loss (increase loss/decrease gain) on risk management contracts	2.1	(2.3)
Increase gain/decrease loss (increase loss/decrease gain) on foreign exchange	(8.4)	8.4
Net income (decrease) increase	(6.3)	6.1

As with the other noted risk variables, the sensitivity is based on management’s assessment of reasonably possible changes in the foreign exchange rate that could occur between June 30, 2008 and the Trust’s next reporting date (September 30, 2008). The results of the sensitivity should not be considered to be predictive of future changes in rates or performance.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, interest rates and power.  The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at June 30, 2008 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	Bbl/d	US$/bbl	US$/bbl	US$/bbl
Jul 08 – Dec 08	3 – Way Collar	1,000	70.00	55.00	90.00
Jul 08 – Dec 08	3 – Way Collar	1,000	67.50	52.50	85.00
Jul 08 – Dec 08	Collar	1,000	67.50	—	85.00
Jul 08 – Dec 08	Collar	2,000	85.00	—	107.50

Financial WTI Crude Oil Contracts In Conjunction with 2005 Redwater and North Pembina Cardium Unit Acquisition

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	Bbl/d	US$/bbl	US$/bbl	US$/bbl
Jul 08 – Dec 08	3 – Way Collar	2,000	61.50	50.00	85.00
Jul 08 – Dec 08	3 – Way Collar	1,000	61.30	50.00	85.00
Jul 08 – Dec 08	3 – Way Collar	2,000	61.00	50.00	85.00
Jan 09 – Dec 09	3 – Way Collar	5,000	55.00	40.00	90.00

Financial AECO Natural Gas Option Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
Jul 08 – Oct 08	Collar	10,000	6.75	—	8.25
Jul 08 – Oct 08	3 – Way Collar	10,000	7.00	5.75	9.00
Jul 08 – Oct 08	Collar	10,000	7.00	—	9.00
Jul 08 – Oct 08	Collar	10,000	7.25	—	8.50

Financial NYMEX Natural Gas Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	mmbtu/d	US$/mmbtu	US$/mmbtu	US$/mmbtu
Jul 08 – Oct 08	3 – Way Collar	10,000	7.80	6.20	9.50
Jul 08 – Oct 08	3 – Way Collar	10,000	8.00	6.00	9.60
Nov 08 – Mar 09	Collar	20,000	8.50	—	11.00
Nov 08 – Mar 09	Collar	10,000	9.00	—	12.00
Nov 08 – Mar 09	Collar	10,000	9.25	—	12.00

Financial Basis Swap Contract: receive NYMEX Last Day (Ld) or Last 3 Day (L3d); pay AECO Monthly (7a)

		Volume	Basis Swap
Term	Contract	mmbtu/d	US$/mmbtu
Jul 08 – Oct 08	Basis Swap-L3d	50,000	(1.1930)
Nov 08 – Oct 10	Basis Swap-L3d	50,000	(1.0430)
Nov 10 – Oct 11	Basis Swap-Ld	20,000	(0.4850)
Nov 11 – Oct 12	Basis Swap-Ld	20,000	(0.4050)

Financial Basis Swap Contract: pay NYMEX Last Day (Ld) or Last 3 Day (L3d); receive AECO Monthly (7a)

		Volume	Basis Swap
Term	Contract	mmbtu/d	US$/mmbtu
Jul 08 – Jul 08	Basis Swap-L3d	20,000	(1.8700)

Foreign Exchange Contracts

		Notional
		Volume	Swap	Bought Put	Sold Put
Term	Contract	MM US$	Cdn$/US$	Cdn$/US$	Cdn$/US$
Jul 08 – Dec 08	Swap	24.0	1.0150	—	—
USD Option Contracts
Jul 08 – Dec 08	Put Spread	6.0	—	1.0750	1.0300

USD Long-Term Principal Debt Repayment Contracts

		Notional
		Volume	Swap	Bought Put	Sold Put
Settlement Date	Contract	MM US$	Cdn$/US$	Cdn$/US$	Cdn$/US$
December 17, 2012	Forward	9.38	0.9324	—	—
April 27, 2013	Forward	10.42	0.9454	—	—
April 27, 2013	Forward	12.50	0.9430	—	—
December 15, 2013	Forward	9.38	0.9520	—	—
April 27, 2014	Forward	10.42	0.9743	—	—
April 27, 2014	Forward	12.50	0.9615	—	—
December 15, 2014	Forward	9.38	0.9825	—	—
April 27, 2015	Forward	12.50	0.9825	—	—
December 15, 2015	Forward	9.40	0.9980	—	—
April 27, 2016	Forward	12.50	1.0180	—	—
December 15, 2017	Forward	9.40	1.0184	—	—
December 15, 2016	Collar	9.40	—	1.0600	1.0000

Financial Interest Rate Contracts (1) (2)

		Principal	Fixed Annual	Spread on
Term	Contract	MM US$	Rate %	3 Mo. LIBOR
Jul 08 – Apr 14	Swap	30.5	4.62	38 bps
Jul 08 – Apr 14	Swap	32.0	4.62	(25.5 bps	)

(1)   Starting in 2009, the notional amount of the contracts decreases annually until 2014.  The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

(2)   Starting in 2009, a mutual put exists where both parties have the right to call on the other party to pay the then current mark-to-market value of the contract.

Following is a summary of all risk management contracts in place as at June 30, 2008 that qualify for hedge accounting:

Financial Electricity Contracts (3) (4)

		Volume	Swap
Term	Contract	MWh	Cdn$/MWh
Jul 08 – Dec 08	Swap	15.0	60.17
Jan 09 – Dec 09	Swap	15.0	59.33
Jan 10 – Dec 10	Swap	5.0	63.00

(3)   Contracted volume is based on a 24/7 term.

(4)   Includes margin provision on 5MWh per year if contract value exceeds $30 million.  If exercised, a letter of credit would be issued for values in excess of $30 million.

Financial Electricity Heat Rate Contracts: Alberta Power Pool (monthly average 24x7), AECO Monthly (5a)

						Heat
		Volume	AESO Power	AECO 5(a)	multiplied	Rate
Term	Contract	MWh	$/MWh	$/GJ	by	GJ/MWh
Jan 09 – Dec 10	Heat Rate Swap	5.0	Receive AESO	Pay AECO	X	9.0
Jan 10 – Dec 12	Heat Rate Swap	10.0	Receive AESO	Pay AECO	X	9.0
Jan 11 – Dec 13	Heat Rate Swap	5.0	Receive AESO	Pay AECO	X	9.0

At June 30, 2008, the fair value of the contracts that were not designated as accounting hedges was a loss of $226.1 million. The Trust recorded a loss on risk management contracts of $235.7 million in the statement of income for the six months ended June 30, 2008 ($2.8 million loss in 2007). This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges. In addition, as at June 30, 2008 a $52.4 million current future tax asset was recorded relating to the current net mark-to-market loss on the risk management contracts.

The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	June 30, 2008	June 30, 2007
Fair value, beginning of period	$(64.6	$(8.7)
Fair value, end of period (1)	(226.1)	(18.8)
Change in fair value of contracts in the period	(161.5)	(10.1)
Realized (losses) gains in the period	(74.2)	7.3
Loss on risk management contracts	$(235.7)	$(2.8)

(1)   Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $222.1 million at June 30, 2008 ($17.6 million loss at June 30, 2007).

During 2007 the Trust entered into treasury rate lock contracts in order to manage the Trust’s interest rate exposure on future debt issuances. In the first quarter of 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated rate lock contracts were unwound at a cost of $13.6 million. These contracts were designated as effective accounting hedges on their respective contract dates and hedge accounting was applied. As at June 30, 2008 the $13.6 million loss was reclassified from Other Comprehensive Income (“OCI”), net of tax and recognized in net income.

The Trust’s electricity contracts are intended to manage price risk on electricity consumption. All electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized gain of $1.5 million and $2 million for the three and six months ended June 30, 2008 (loss of $0.1 million and $0.7 million respectively in 2007) on the electricity contracts has been included in operating costs. The unrealized fair value gain on the electricity contracts of $5.4 million has been recorded on the consolidated balance sheet at June 30, 2008 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the six months ended June 30, 2008 amounts to an unrealized gain of $1.4 million. $3.4 million of the unrealized fair value gain is expected to be recognized in income over the next 12 months.

The following table reconciles the movement in the fair value of the Trust’s financial electricity contracts and treasury rate lock contracts:

	June 30, 2008	June 30, 2007
Fair value, beginning of period(1)	$(3.4)	$7.0
Change in fair value of financial electricity contracts	1.4	3.2
Change in fair value of treasury rate lock contracts prior to de-designation	(6.2)	—
Reclassification of loss on treasury rate lock contracts to net income	13.6	—
Fair value, end of period(2)	$5.4	$10.2

(1)   Includes $7.4 million unrealized loss on treasury rate lock contracts and $4 million unrealized gain on electricity contracts.

(2)   Intrinsic value of risk management contracts designated as effective accounting hedges equals a gain of $5.3 million at June 30, 2008 ($10.2 million gain at June 30, 2007).

The fair values of all risk management contracts are determined using published price quotations in an active market through a valuation model.  Significant inputs into this model include forward curves on commodity prices, interest rates and foreign exchange rates.

10.  EXCHANGEABLE SHARES

ARL EXCHANGEABLE SHARES (thousands)	June 30, 2008	December 31, 2007
Balance, beginning of period	1,310	1,433
Exchanged for trust units (1)	(173)	(123)
Balance, end of period	1,137	1,310
Exchange ratio, end of period	2.36758	2.24976
Trust units issuable upon conversion, end of period	2,693	2,947

(1)   During the first six months of 2008, 172,502 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.31006.

Following is a summary of the non-controlling interest for June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
Non-controlling interest, beginning of period	$43.1	$40.0
Reduction of book value for conversion to trust units	(5.9)	(3.7)
Current period net income attributable to non-controlling interest	2.0	6.8
Non-controlling interest, end of period	39.2	43.1
Accumulated earnings attributable to non-controlling interest	$36.1	$34.1

11.  UNITHOLDERS’ CAPITAL

	June 30, 2008		December 31, 2007
	Number of trust units (thousands)	$	Number of trust units (thousands)	$
Balance, beginning of period	210,232	2,465.7	204,289	2,349.2
Issued on conversion of ARL exchangeable shares (Note 10)	405	5.9	261	3.7
Issued on exercise of employee rights (Note 14)	233	4.1	131	2.1
Distribution reinvestment program	2,285	55.0	5,551	110.7
Balance, end of period	213,155	2,530.7	210,232	2,465.7

Net income per trust unit has been determined based on the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
Weighted average trust units (1)	212,539	206,562	211,783	205,780
Trust units issuable on conversion of exchangeable shares (2)	2,693	2,892	2,693	2,892
Dilutive impact of rights (3)	11	179	96	212
Diluted trust units and exchangeable shares	215,243	209,633	214,572	208,884

(1)   Weighted average trust units exclude trust units issuable for exchangeable shares.

(2)   Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.

(3)   All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2008 and 2007.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

12.  DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

The deficit balance is composed of the following items:

	June 30, 2008	December 31, 2007
Accumulated earnings	$2,329.7	$2,191.1
Accumulated distributions	(2,928.5)	(2,657.0)
Deficit	$(598.8)	$(465.9)
Accumulated other comprehensive income (loss)	3.6	(2.9)
Deficit and accumulated other comprehensive income (loss)	$(595.2)	$(468.8)

The accumulated other comprehensive income (loss) balance is composed of the following items:

	June 30, 2008	December 31, 2007
Unrealized gains and losses on financial instruments designated as cash flow hedges	$3.7	$(2.8)
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	(0.1)	(0.1)
Accumulated other comprehensive income (loss), end of period	$3.6	$(2.9)

13.  RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2008	2007	2008	2007
Cash flow from operating activities	$273.4	$179.4	$483.4	$351.7
Deduct:
Cash withheld to fund current period capital expenditures	(125.4)	(53.5)	(205.3)	(99.4)
Reclamation fund contributions and interest earned on fund balances	(3.3)	(1.8)	(6.6)	(5.1)
Distributions (1)	144.7	124.1	271.5	247.2
Accumulated distributions, beginning of period	2,783.8	2,282.1	2,657.0	2,159.0
Accumulated distributions, end of period	$2,928.5	$2,406.2	$2,928.5	2,406.2
Distributions per unit (2)	$0.68	$0.60	$1.28	$1.20
Accumulated distributions per unit, beginning of period	$21.63	$19.23	$21.03	$18.63
Accumulated distributions per unit, end of period (3)	$22.31	$19.83	$22.31	$19.83

(1)   Distributions include accrued and non-cash amounts of $38 million and $63 million for the three and six months ended June 30, 2008, respectively ($28 million and $54 million for the same periods in 2007) relating to the distribution reinvestment program.

(2)   Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)   Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

14.  TRUST UNIT INCENTIVE RIGHTS PLAN

A summary of the changes in rights outstanding under the plan for the period ending June 30, 2008 is as follows:

	Number of Rights (thousands)	Weighted Average Exercise Price ($)
Balance, beginning of period	238	8.50
Exercised	233	10.37
Balance before reduction of exercise price	5	11.29
Reduction of exercise price (1)	—	(0.48)
Balance, end of period	5	10.81

(1)    The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,651,170 rights have been exercised to June 30, 2008.

The following table reconciles the movement in the contributed surplus balance:

CONTRIBUTED SURPLUS	June 30, 2008	December 31, 2007
Balance, beginning of period	$1.7	$2.4
Net benefit on rights exercised (1)	(1.7)	(0.7)
Balance, end of period	$—	$1.7

(1)   Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

15.  WHOLE TRUST UNIT INCENTIVE PLAN

The following table summarizes the Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) movement for the six months ended June 30, 2008:

	Number of RTUs (thousands)	Number of PTUs (thousands)
Balance, beginning of period	746	903
Vested	(193)	(183)
Granted	199	173
Forfeited	(30)	(30)
Balance, end of period	722	863

Non-cash compensation expense was based on the June 30, 2008 unit price of $33.95 ($21.74 at June 30, 2007), accrued distributions, a weighted average performance multiplier of 1.6 (1.6 at June 30, 2007), and the number of units to be issued on maturity.

The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:

	June 30, 2008	December 31, 2007
Balance, beginning of period	$30.3	$26.1
Change in net liabilities in the period
General and administrative expense	10.2	3.2
Operating expense	1.8	0.3
Property, plant and equipment	2.2	0.7
Balance, end of period (1)	$44.5	$30.3
Current portion of liability	25.8	18.2
Accrued long-term incentive compensation	$19.6	$12.1

(1)    Includes $0.9 million of recoverable amounts recorded in accounts receivable as at June 30, 2008 (nil for 2007).

16.  COMMITMENTS AND CONTINGENCIES

Following is a summary of the Trust’s contractual obligations and commitments as at June 30, 2008:

	Payments Due by Period
($ millions)	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments (1)	18.6	43.0	505.5	119.9	687.0
Interest payments (2)	5.6	20.5	15.8	14.0	55.9
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	5.0	5.3	4.3	6.2	20.8
Operating leases	4.2	8.6	12.3	88.1	113.2
Derivative contract premiums (4)	6.2	2.9	—	—	9.1
Total contractual obligations	45.4	90.5	546.8	300.1	982.8

(1)   Long-term and short-term debt, excluding interest.

(2)   Fixed interest payments on senior secured notes.

(3)   Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)   Fixed premiums to be paid in future periods on certain commodity derivative contracts.

In addition to the above, the Trust has commitments related to its risk management program (See Note 9).

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations.

CORPORATE AND UNITHOLDER INFORMATION

DIRECTORS

Mac H. Van Wielingen (3) (4) (6)

Chairman

Walter DeBoni (1) (4) (6)

Vice-Chairman

John P. Dielwart

President and Chief Executive Officer

Fred J. Dyment (1) (2) (6)

James C. Houck (1) (2) (5)

Michael M. Kanovsky (2) (4) (6)

Herb Pinder (3) (4) (5)

John M. Stewart (1) (3) (5)

(1)     Member of Audit Committee

(2)     Member of Reserve Audit Committee

(3)     Member of Human Resources and Compensation Committee

(4)     Member of Policy and Board Governance Committee

(5)     Member of Health, Safety and Environment Committee

(6)     Member of Risk Committee

OFFICERS

John P. Dielwart

President and Chief Executive Officer

Doug J. Bonner

Senior Vice-President, Corporate Development

David P. Carey

Senior Vice-President, Capital Markets

Terry Gill

Senior Vice-President, Corporate Services

Steven W. Sinclair

Senior Vice-President Finance

and Chief Financial Officer

Myron M. Stadnyk

Senior Vice-President and Chief Operating Officer

Allan R. Twa

Corporate Secretary

P. Van R. Dafoe

Vice-President and Treasurer

Terry Anderson

Vice-President, Operations

Yvan Chretien

Vice-President, Land

Ingram Gillmore

Vice-President, Engineering

Neil Groeneveld

Vice-President, Geosciences

EXECUTIVE OFFICE

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

Telephone: (403) 503-8600

Toll Free: 1-888-272-4900

Facsimile: (403) 503-8609

Website: www.arcenergytrust.com

E-Mail: ir@arcresources.com

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada

600, 530 – 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Telephone: (403) 267-6800

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet Duckworth & Palmer LLP

Calgary, Alberta

Canada’s Climate Change Voluntary Challenge and Registry.  The industry’s voluntary effort to reduce greenhouse gas emissions and document the efforts year over year.

CORPORATE CALENDAR

2008

October 30

2008 Q3 Results

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbols:

AET.UN  (Trust Units)

ARX         (Exchangeable Shares)

INVESTOR INFORMATION

Visit our website at

www.arcenergytrust.com

or contact:

Investor Relations

(403) 503-8600 or

1-888-272-4900 (Toll Free)

PRIVACY OFFICER

Terry Gill

privacy@arcresources.com

Facsimile: (403) 509-7260

Members commit to continuous improvement in the responsible management, development and use of our natural resources; protection of our environment; and, the health and safety of our workers and the general public.